信和置業有限公司
Sino Land Company Limited

RECEIVED

Our Ref.: SLC-EI/FC-2007/CS-0376

30 March 2007

The B
101 B
22nd F.
New Y
U.S.A.

07022460

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention copy of each of the following documents of the Company:-

1. Joint Press Announcement of Tsim Sha Tsui Properties Limited and the Company on Connected Transaction;
2. Joint Press Announcement of Getsmart Finance Limited and the Company on Redemption of the Outstanding Convertible Bonds; and
3. 2006-2007 Interim Report of the Company.

For your information, the above documents are also accessible at our website "http://www.sino-land.com".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

Fanny Cheng
Deputy Company Secretary

Encls.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Interim Results 2007\21.03.2007\Letter - ADR.doc

Tsim Sha Tsui Properties Limited	Sino Land Company Limited
(Incorporated in Hong Kong with limited liability)	(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)	(Stock Code: 83)

CONNECTED TRANSACTION
JOINT ANNOUNCEMENT

The respective boards of Directors of TST Properties and Sino Land wish to announce that, on 16th March, 2007 (i) Sino Land and Boswell executed the Corporate Guarantee in favour of the Lender, pursuant to which (inter alia) each of Sino Land and Boswell guaranteed (on a several, pro rata and pari passu basis) 50% of the obligations of Better Chief under the Loan Facility; and (ii) Sino Land and Devlin Limited, an indirect wholly-owned subsidiary of Boswell, executed the Share Mortgage in favour of the Lender, pursuant to which (inter alia) each of Sino Land and Devlin Limited charged all of its shares in Better Chief (in aggregate, representing the total issued share capital of Better Chief) as security for the obligations of Better Chief under the Loan Facility. The Loan Facility consists of a loan facility of up to HK$716 million.

Better Chief is a company controlled by the Ng Family and its associates through Boswell (which is also a company controlled by the Ng Family and its associates). Ng Family is a connected person of TST Properties and Sino Land by virtue of it being the substantial shareholder of both TST Properties and Sino Land. Better Chief, being an associate of the Ng Family, is also a connected person of both TST Properties and Sino Land. The entering into the Corporate Guarantee and the Share Mortgage by Sino Land in respect of the Loan Facility constituted a connected transaction of Sino Land and TST Properties under Rule 14A.13(2)(a)(i) of the Listing Rules. As the relevant percentage ratios in respect of the Corporate Guarantee and the Share Mortgage alone or together with the shareholder's advances provided by Sino Land to Better Chief in the 12 months ended 28th February, 2007 exceed 0.1% but are less than 2.5%, the entering into and performance of the Corporate Guarantee and the Share Mortgage by Sino Land are subject to the reporting and announcement requirements, but are exempted from independent shareholders' approval under Rule 14A.66 of the Listing Rules.

CORPORATE GUARANTEE

On 16th March, 2007 (i) Sino Land and Boswell executed the Corporate Guarantee in favour of the Lender, pursuant to which (inter alia) each of Sino Land and Boswell guaranteed on a several, pro rata and pari passu basis 50% of the obligations of Better Chief under the Loan Facility; and (ii) Sino Land and Devlin Limited, an indirect wholly-owned subsidiary of Boswell, executed the Share Mortgage in favour of the Lender, pursuant to which (inter alia) each of Sino Land and Devlin Limited charged all of its shares in Better Chief (in aggregate, representing the total issued share capital of Better Chief) as security for the obligations of Better Chief under the Loan Facility. The Loan Facility consists of a loan facility of up to HK$716 million. No fee or commission has been paid or is payable by Better Chief to any of Sino Land, Boswell and Devlin Limited in connection with its entry into the Corporate Guarantee and/or the Share Mortgage.

In addition to the Corporate Guarantee and the Share Mortgage, as part and parcel of the securities for the granting of the Loan Facility, (i) Better Chief, Sino Land and Boswell have entered into a funding agreement dated 16th March, 2007 with the Lender pursuant to which (inter alia) each of Sino Land and Boswell undertook on a several, pro rata and pari passu basis to fund 50% of any cost overrun of Better Chief in relation to the construction costs of the Project and all other costs required to complete the Project. At present, Sino Land does not expect construction cost overrun will occur. In the unlikely event that construction cost overrun occurs, Sino Land and Boswell have undertaken that the performance of their obligations under such funding agreement will comply with the obligations of Sino Land under the Listing Rules. If necessary, Sino Land and Boswell have undertaken on a several, pro rata and pari passu basis to assist Better Chief in order to release the obligations under the funding agreement; (ii) Sino Land and Boswell have entered into a completion undertaking to procure that Boswell will perform and observe its obligations to complete the Project before maturity of the Loan Facility; and (iii) Better Chief, a wholly-owned subsidiary of Sino Land and a wholly-owned subsidiary of Boswell have entered into a subordination agreement with the Lender pursuant to which (inter alia) all present and future indebtedness owed by Better Chief to these two companies is subordinated to the indebtedness of Better Chief under the Loan Facility.

REASONS FOR THE CORPORATE GUARANTEE

The Loan Facility is obtained by Better Chief to repay and refinance its existing loan facility with an outstanding sum of HK$67 million, and to finance the premium for lease modification and construction costs in respect of the Project, principally being tranche A, tranche B and tranche C of the Loan Facility respectively. The Corporate Guarantee and the Share Mortgage are entered into by Sino Land as conditions for the drawdown of the Loan Facility to Better Chief.

Better Chief is a company controlled by the Ng Family and its associates through Boswell (which is also a company controlled by Ng Family and its associates). Ng Family is a connected person of TST Properties and Sino Land by virtue of it being the substantial shareholder of both TST Properties and Sino Land. Better Chief, being an associate of the Ng Family, is also a connected person of both TST Properties and Sino Land. The entering into the Corporate Guarantee and the Share Mortgage by Sino Land in respect of the Loan Facility constituted a connected transaction of Sino Land and TST Properties under Rule 14A.13(2)(a)(i) of the Listing Rules. As the relevant percentage ratios in respect of the Corporate Guarantee and the Share Mortgage alone or together with the shareholder's advances provided by Sino Land to Better Chief in the 12 months ended 28th February, 2007 exceed 0.1% but are less than 2.5%, the entering into and performance of the Corporate Guarantee and the Share Mortgage by Sino Land are subject to the reporting and announcement requirements, but are exempted from independent shareholders' approval under Rule 14A.66 of the Listing Rules. The balance of the shareholder's advances by Sino Land as at 28th February, 2007 was approximately HK$259.77 million.

The Directors (including the Independent Non-executive Directors) are of the opinion that the Corporate Guarantee and the Share Mortgage have been entered into (i) on normal commercial terms; and (ii) on terms that are fair and reasonable and in the interests of TST Properties, Sino Land and the shareholders of these two companies respectively.

GENERAL INFORMATION

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, investment in securities, financing, hotel and building management and services. Better Chief is a special purpose vehicle for owning, developing and investing in the Project.

The Lender is a licensed bank registered under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong). The Lender is a third party independent of Sino Land and TST Properties and their respective connected persons.

DEFINITIONS

"associates"	has the meaning ascribed thereto under the Listing Rules
"Better Chief"	Better Chief Limited, a company incorporated in Hong Kong, which owns 100% interest in the Project. It is a joint venture company in which Sino Land and Devlin Limited, being an indirect wholly-owned subsidiary of Boswell, respectively hold 50% and 50% of equity interest
"Boswell"	Boswell Holdings Limited, a company controlled by the Ng Family and its associates
"Corporate Guarantee"	an agreement dated 16th March, 2007 in favour of the Lender pursuant to which each of Sino Land and Boswell agreed to guarantee, on a several, pro rata and *pari passu* basis, 50% of all principal, interest and other moneys due by Better Chief under the Loan Facility
"Directors"	the respective directors of TST Properties and Sino Land
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Lender"	a licensed bank registered under the Banking Ordinance (Chapter 155 of the laws of Hong Kong), the lender of the Loan Facility
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Loan Facility"	an agreement dated 13th March, 2007 in respect of a loan facility of up to HK$716 million which consists of tranche A (a lump sum of HK$70 million), tranche B (a lump sum of HK$296 million) and tranche C (a loan facility of HK$350 million), and matures at the earlier of 4.5 years from the date of the loan agreement or 6 months from the issuance of the relevant occupation permit pertaining to the Project
"Ng Family"	Mr. Ng Teng Fong and Mr. Robert Ng Chee Siong and/or their respective associates
"Project"	an office redevelopment project with carpark spaces on a piece of land located at Kowloon Bay, Kowloon, Hong Kong to be carried out by Better Chief. The occupation permit pertaining to the Project is expected to be issued by 31st March, 2010
"Share Mortgage"	an agreement dated 16th March, 2007 entered into between Sino Land, Boswell and the Lender in respect of the mortgage of the entire issued share capital of Better Chief in favour of the Lender as security for the provision of the Loan Facility
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange, and a subsidiary of TST Properties
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TST Properties"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong

By order of the board of	By order of the board of
Tsim Sha Tsui Properties Limited	**Sino Land Company Limited**
Eric Ip Sai Kwong	**Eric Ip Sai Kwong**
Secretary	*Secretary*

Hong Kong, 21st March, 2007

As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.

As at the date of this announcement, the Executive Directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HK$2,500,000,000
1.625% Guaranteed Convertible Bonds due 2009
(the "Convertible Bonds")
(Stock Code: 2504)
(ISIN: XS0204230139)

issued by

GETSMART FINANCE LIMITED

(Incorporated in the British Virgin Islands with limited liability)

unconditionally and irrevocably guaranteed by

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

REDEMPTION OF THE OUTSTANDING CONVERTIBLE BONDS AND WITHDRAWAL OF LISTING

The Issuer hereby gives notice to the Bondholders that it will redeem all outstanding Convertible Bonds on 30th April, 2007.

The last trading day of the Convertible Bonds will be 23rd April, 2007. Trading in the Convertible Bonds on the Stock Exchange will cease at the close of business on that day and the withdrawal of listing thereof is expected to become effective at the close of business on 18th May, 2007.

All Conversion Notices must be lodged with the Principal Agent not later than 3:00 p.m. (London time) on 23rd April, 2007.

Transfers of interests in the Convertible Bonds must be effected through the records of Euroclear and Clearstream and their respective participants not later than 3:00 p.m. (London time) on 23rd April, 2007.

Payment of redemption monies to the Bondholders will be settled through Euroclear or Clearstream and their participants in accordance with the rules and procedures of Euroclear or Clearstream (as the case may be) and their respective participants.

Reference is made to the joint announcement dated 20th October, 2004 issued by Tsim Sha Tsui Properties Limited and Sino Land Company Limited (the "Company") in relation to the issue by Getsmart Finance Limited (the "**Issuer**", a direct wholly-owned subsidiary of the Company) of HK$2,500,000,000 1.625% guaranteed convertible bonds due 2009 (the "**Convertible Bonds**") convertible into ordinary shares of HK$1.00 each in the Company (the "**Shares**").

Condition 8.3 of the terms and conditions of the Convertible Bonds (the "**Terms and Conditions**") provides that if at any time the aggregate principal amount of the Convertible Bonds outstanding is less than 10% of the aggregate principal amount originally issued, the Issuer shall have the option to redeem such outstanding Convertible Bonds in whole but not in part at their principal amount together with accrued interest. The Issuer will give at least 30 days' but not more than 60 days' prior notice to the holders of the Convertible Bonds (the "**Bondholders**") for such redemption. In accordance with Condition 8.3 of the Terms and Conditions, the Issuer hereby gives notice to the Bondholders that it will redeem all outstanding Convertible Bonds on 30th April, 2007.

As at the date of this announcement, the conversion price per Share at which Shares may be issued upon conversion of the Convertible Bonds (the "**Conversion Price**") of the Convertible Bonds is HK$9.10 per Share (subject to adjustment).

As at the close of business on 29th March, 2007, being the latest practicable date prior to the publication of this announcement, the closing price of the Shares (as quoted on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**")) was HK$16.80 per Share and the aggregate principal amount of the Convertible Bonds outstanding was HK$64,250,000, representing 2.57% of the total amount of the Convertible Bonds issued.

The redemption amount to be paid by the Issuer shall be financed by internal funding. The Company considers that no material impact on its financial position shall be incurred under this redemption of the Convertible Bonds.

The Issuer has made the following arrangements regarding dealings in the Convertible Bonds:

1. The last trading day of the Convertible Bonds will be 23rd April, 2007. Trading in the Convertible Bonds on the Stock Exchange will cease at the close of business on that day and the withdrawal of listing thereof is expected to become effective at the close of business on 18th May, 2007.
2. Bondholders who wish to exercise their rights attaching to the Convertible Bonds to convert the same into Shares must lodge with the principal agent for the Convertible Bonds (the "**Principal Agent**"), JP Morgan Chase Bank, c/o The Bank of New York, Corporate Trust at Lower Ground Floor, 30, Cannon Street, London EC4M 6XH, United Kingdom, the duly completed and signed notices of conversion (the "**Conversion Notices**") not later than 3:00 p.m. (London time) on 23rd April, 2007. Conversion Notices lodged with the Principal Agent later than 3:00 p.m. (London time) on 23rd April, 2007 will not be accepted.

   The Shares to be issued upon valid conversion of the Convertible Bonds will be allotted not later than seven business days after the conversion date in accordance with the Terms and Conditions.
3. Transfers of interests in the Convertible Bonds must be effected through the records of the Euroclear System operated by Euroclear Bank S.A./N.V. ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream**") and their respective participants in accordance with the rules and procedures of Euroclear or Clearstream (as the case may be) and their respective direct and indirect participants not later than 3:00 p.m. (London time) on 23rd April, 2007.
4. The register for the Convertible Bonds will be closed from 24th April, 2007 to 30th April, 2007 (both days inclusive) for ascertaining entitlements of the relevant Bondholders to the redemption monies.
5. All outstanding Convertible Bonds will be redeemed on 30th April, 2007.
6. Payment of redemption monies to the Bondholders will be settled through Euroclear or Clearstream and their respective participants in accordance with the rules and procedures of Euroclear or Clearstream (as the case may be) and their respective participants.

After completion of the redemption of the outstanding Convertible Bonds, an application for withdrawal of listing of the Convertible Bonds on the Stock Exchange shall be made to the Stock Exchange by the Issuer. Bondholders who are in any doubt as to the action to be taken should consult their stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

By Order of the Board of	By Order of the Board of
Sino Land Company Limited	**Getsmart Finance Limited**
Raymond Tong Kwok Tung	**Raymond Tong Kwok Tung**
Director	*Director*

Hong Kong, 29th March, 2007

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the non-executive director is The Honourable Ronald Joseph Arculli and the independent non-executive directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning. The directors of the Issuer are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Yu Wai Wai.



2006-2007
INTERIM REPORT

二零零六年至二零零七年度中期報告書

信和置業有限公司
Sino Land Company Limited

CONTENTS

目錄

CORPORATE INFORMATION

Board of Directors
Robert Ng Chee Siong, Chairman
Ronald Joseph Arculli, GBS, CVO, OBE, JP#
Allan Zeman, GBS, JP*
Adrian David Li Man-kiu*
Fu Yuning*
Raymond Tong Kwok Tung
Yu Wai Wai
Thomas Tang Wing Yung
Daryl Ng Win Kong

(# Non-executive Director)
(* Independent Non-executive Directors)

Audit Committee
Adrian David Li Man-kiu, Chairman
Allan Zeman, GBS, JP
Fu Yuning

Remuneration Committee
Daryl Ng Win Kong, Chairman
Allan Zeman, GBS, JP
Adrian David Li Man-kiu

Authorized Representatives
Robert Ng Chee Siong
Raymond Tong Kwok Tung

Secretary
Eric Ip Sai Kwong

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

Solicitors
Baker & McKenzie
Clifford Chance
Woo, Kwan, Lee & Lo

Principal Bankers
Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
DBS Bank Ltd, Hong Kong Branch
Bank of Communications, Hong Kong Branch
The Bank of East Asia, Limited
Industrial and Commercial Bank of China (Asia) Limited
Bangkok Bank Public Company Limited
China Construction Bank

Investor Relations Contact
Please direct enquiries to:
General Manager – Corporate Finance
Telephone : (852) 2734 8312
Fax : (852) 2369 1236
E-mail : investorrelations@sino-land.com

Registered Office
12th Floor, Tsim Sha Tsui Centre,
Salisbury Road, Tsim Sha Tsui,
Kowloon, Hong Kong
Telephone : (852) 2721 8388
Fax : (852) 2723 5901
Internet : http://www.sino-land.com
E-mail : info@sino-land.com

Registrars
Standard Registrars Limited
26th Floor, Tesbury Centre,
28 Queen's Road East,
Hong Kong
Telephone : (852) 2980 1333
Fax : (852) 2861 1465

Shareholders' Calendar

Closure of Register of Members	16th April, 2007 to 18th April, 2007 (both dates inclusive)
Deadline for scrip dividend election forms	9th May, 2007 4:30 p.m.
Interim Dividend	HK8.5 cents per share
Payable	16th May, 2007

Listing Information

Stock Code	83

American Depositary Receipt

CUSIP Number	829344308
Trading Symbol	SNOLY
ADR to Ordinary Share Ratio	1:5
Listing	Level One (OTC)
Depositary Bank	The Bank of New York 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

CHAIRMAN'S STATEMENT

I am pleased to present my interim report to the shareholders.

INTERIM RESULTS

The Group's unaudited consolidated net profit attributable to shareholders for the six months ended 31st December, 2006 was HK$1,519.1 million (2005: HK$1,066.3 million). Excluding revaluation surplus on investment properties net of deferred tax of HK$686.4 million, the Group's underlying net profit from operations increased by 111.6% to HK$832.7 million (2005: HK$393.5 million).

The turnover of the Group for the interim period was HK$1,147.9 million, representing an increase of 24.9% compared with HK$918.5 million over the corresponding period last year. Earnings per share for the period was 34.68 cents.

The results for the interim period ended 31st December, 2006 reflect the adoption of all Hong Kong Financial Reporting Standards applicable to the Group that are effective for the accounting period.

DIVIDEND

The Directors have declared an interim dividend of 8.5 cents per share payable on 16th May, 2007 to those shareholders whose names shall appear on the Register of Members of the Company on 18th April, 2007.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 26th April, 2007. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 16th May, 2007.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS REVIEW

(1) Sales Activities

Turnover from sales for the interim period ended 31st December, 2006 was derived from sales of residential units already completed. At associate level, earnings from property sales were derived from sales of completed residential units in Hong Kong as well as the completed Phase II of One HoneyLake in Shenzhen and Phase II of Chengdu International Community in Sichuan, details of which are presented in the table below. Market response for the two projects in mainland China was favourable. Over 80% of all the units in One HoneyLake project has been sold and subsequent phases of the Chengdu International Community will be put on the market over the next few years.

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	One HoneyLake, Phase II Xiangmei Road, Futian District, Shenzhen	Residential	50%	235,586
2.	Chengdu International Community, Phase II, Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan	Residential/ Commercial	20%	325,921
				561,507

In Hong Kong, Vision City, a project located in the centre of Tsuen Wan area and situated in between two railway arteries MTR Tsuen Wan line and KCR West Rail, was launched in the market in the second quarter of 2006. Market response for this project was positive with approximately 50% sold. Subsequent to the interim period, the construction of the project was completed with Occupation Permit obtained in March 2007.

In July 2006, the Group launched the sale of units in the residential project Greenfields in Guangzhou, PRC. Market response for the project was good with over 65% of the residential units sold. The project is expected to be completed in 2007.

(2) Land Bank

As at 31st December, 2006, the Group had a land bank of approximately 27.2 million square feet of attributable gross floor area comprising a balanced portfolio of properties of which 56% is residential; 28% commercial; 8% industrial; 5% car parks and 3% hotels. In terms of breakdown of the land bank by status, 16.7 million square feet consist of properties under development, 9.3 million square feet of properties for investment/own use and 1.2 million square feet of properties held for sale. The Group will continue to replenish its land bank selectively to optimise its earnings potential.

BUSINESS REVIEW *(Continued)*

(2) Land Bank *(Continued)*

During the interim period, the Group acquired two plots of land for property development. First, on 28th November, 2006, the Group successfully acquired a site in Kowloon Tong, Hong Kong for the development of luxury residential units. Secondly, the Group acquired an additional site at Collyer Quay in Marina Bay in Singapore on 18th December, 2006. The site is expected to be developed into a distinctive complex that features a boutique hotel together with commercial and entertainment uses. Details of the acquisitions are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	NKIL 6374 1 Broadcast Drive, Kowloon Tong, Kowloon	Residential	100%	196,590
2.	Collyer Quay Singapore	Commercial/ Hotel	100%	107,640
				304,230

Subsequent to the interim period end, the Group acquired a total of three sites in Hong Kong. Details of the sites are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	TPTL 188 Pak Shek Kok, Tai Po, New Territories	Residential	25%	187,447
2.	TPTL 187 Pak Shek Kok, Tai Po, New Territories	Residential/ Retail	50%	172,703
3.	Remaining portion of NKIL 1069 270 – 274 Cheung Sha Wan Road, Kowloon	Residential/ Retail	100%	36,497
				396,647

BUSINESS REVIEW *(Continued)*

(3) Property Development

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 2.17 million square feet in the second half of the financial year ending 30th June, 2007:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Vision City 1 Yeung Uk Road, Tsuen Wan New Territories	Residential/ Retail	100%	1,401,472
2.	One HoneyLake, Phase III Xiangmei Road, Futian District, Shenzhen	Residential	50%	212,809
3.	Greenfields No. 8, Lanyu 5 Jie, Guangzhou Economic & Technological Development District, Guangzhou Lot No. SZ-8-2	Residential/ Retail	100%	314,655
4.	Chengdu International Community, Phase III Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan	Residential/ Commercial	20%	249,401
				2,178,337

(4) Rental Activities

Property leasing performed solidly and the gross rental revenue of the Group, including the attributable share of its associates, increased by 13.7% to HK$782.1 million for the interim period ended 31st December, 2006. The increase in rental revenue was primarily due to positive rental increases from all sectors of the rental properties portfolio.

Supported by the continuous growth in domestic consumption and increase in salaries, the retail sector has continued to record healthy growth. Overall occupancy rate of the retail properties portfolio was high with favourable rental rates. Continuing plans are in place to redesign and renovate shopping malls so as to make them more appealing and user-friendly as well as optimise use of space. These initiatives will help enhance capital value of the retail properties.

BUSINESS REVIEW *(Continued)*

(4) Rental Activities *(Continued)*

Capitalising on the economic growth in Hong Kong and mainland China, the expansion of business enterprises continued to strengthen the demand for offices. The office market generally recorded strong take-up and continued to perform well during the interim period with improved occupancy and rental rates.

The industrial sector registered a robust growth due to strong demand resulting from resilient trade activities in Hong Kong and mainland China. The overall occupancy rate of our industrial buildings was good with favourable rental rates.

As at 31st December, 2006, the Group had approximately 9.3 million square feet of attributable gross floor area of properties for investment/own use. Of this portfolio, commercial developments account for 56%, industrial developments 19%, car parks 16%, hotels 7%, and 2% residential.

(5) Hotels

Visitor arrivals in Hong Kong saw a steady growth in 2006 mainly attributable to a continuous increase in business and family arrivals, with the number of visitor arrivals reaching another record high of over 25 million. During the interim period, Conrad Hong Kong achieved favourable growth in both room sales and average room rates compared with the previous interim period. With tourism industry and business travel continuing to grow, and visitor arrivals expected to increase in 2007, Conrad Hong Kong is set for further positive growth.

The Fullerton Singapore recorded a favourable growth in earnings during the interim period. Singapore's tourism and hospitality industries registered an annual growth of 9.0% and 14.5% on visitor arrivals and tourism receipts respectively in 2006. Benefiting from the strong visitor arrivals, the hotel industry saw good increase in average room rates and average occupancy rate. The Fullerton Singapore was awarded 'The Best Hotel in Asia' by Condé Nast Traveller Readers' Choice Awards (2006). Management will continue its pursuit to improve the quality of its products and services to meet the needs of discerning guests.

(6) Mainland Business

The Group's focused and selective approach to its development business in mainland China not only resulted in the successful sales of projects in Xiamen, Guangzhou, Shenzhen and Chengdu but has also given the Group a good foothold in that market. The Group has a number of development projects at prime locations in various cities, namely Shenzhen, Chengdu, Guangzhou, Xiamen, Fuzhou and Zhangzhou. The projects will be completed in phases over the next few years.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2006.

FINANCE

As at 31st December, 2006, the Group's gearing was 27.1%, expressed as a percentage of bank and other borrowings net of cash and bank balances over shareholders' equity. The decrease in gearing compared with that as at 30th June, 2006 was mainly due to the receipt of the balance of the sales proceeds from the sale of residential units in One SilverSea. Of the total borrowings, 19.3% was repayable within one year, 22.8% repayable between one and two years and 57.9% repayable between two and five years. The Group, including the attributable share of its associates, had cash resources of approximately HK$13,896.5 million, comprising cash on hand of approximately HK$5,217.5 million together with committed undrawn facilities of approximately HK$8,678.9 million. Total assets and shareholders' fund of the Group were HK$67.9 billion and HK$43.0 billion respectively.

As at 31st December, 2006, a total of HK$1,886,630,000 Convertible Bonds due 2009 (the "Bonds") were converted into 204,512,718 ordinary shares of Sino Land. Subsequent to the period end, additional notices have been received for the conversion of HK$549,120,000 worth of Bonds into 60,342,854 ordinary shares, leaving a principal amount outstanding of HK$64,250,000 or 2.57% of the original principal amount of the Bonds. Pursuant to Clause 8.3 of the Terms and Conditions of the Bonds, the Issuer of the Bonds has the option to early redeem the Bonds in whole if the principal amount outstanding is less than 10% of the principal amount originally issued. The Issuer, therefore, has already given notice to the Trustee and Principal Agent of its intention to exercise its option to redeem the outstanding balance of the Bonds.

As to the litigation between Sino Land Company Limited ("Sino Land") and Hang Lung Group Limited ("Hang Lung") in respect of acquisition of a company which owns a property in Yau Kom Tau in Tsuen Wan for development into a hotel, the Court of Final Appeal on 5th February, 2007 allowed the appeal by Sino Land. Pursuant to the judgment, on 6th February, 2007, Hang Lung repaid to Sino Land the deposit of HK$321 million leaving assessment of interest, damages and costs to be agreed or dealt with by the courts.

There was no material change in foreign currency borrowings and the capital structure of the Group for the interim period ended 31st December, 2006. Foreign exchange exposure has been prudently kept at a minimal level. The Group's borrowings are subject to floating interest rates except for the remaining balance of the Convertible Bonds due 2009.

CORPORATE GOVERNANCE

The Group places great significance on corporate integrity, business ethics and good governance. With the objective of achieving best practice of corporate governance, the Group has established an Audit Committee, Compliance Committee and Remuneration Committee. The Group is committed to maintaining good corporate transparency as well as good communications with investors and shareholders by various channels such as non-deal roadshows, investor conferences, results briefing, site visits and corporate website to disseminate information on the Group's latest developments.

Management are pleased that the Group received a number of awards from Euromoney, Asiamoney and FinanceAsia, including Number 1 Most Improved Best Managed Company in Asia and Top Ten-Best Managed Company in Asia, from *Euromoney*. Management would like to thank everyone who nominated us for these awards. Their encouragement and support continue to motivate us to further improve the quality of our products and services.

CUSTOMER SERVICE

The Group re-affirms its commitment to building quality projects. In keeping with its mission to enhance customer satisfaction, the Group will wherever possible ensure that best design concepts and features, which are also environmentally friendly, are integral elements of its developments. Management continues to conduct regular reviews of its properties and where necessary makes improvements to maintain its reputation for the highest standards of quality and service.

Delivering high-quality customer service has long been one of the Group's key business objectives. During the period under review, the Group's property management arm, Sino Estates Management Limited, received a number of awards from HKSAR Government and renowned organisations in recognition of its quality of service, management capability, contributions to community and charity services, and promotion of environmental protection. The Group will continue to make improvements in its quality of service so as to ensure customer satisfaction and brand enhancement.

CORPORATE CITIZENSHIP

To further the Group's commitment to good corporate citizenship, the Community Care Committee (the "Committee") works closely with different charitable and voluntary organisations to organise various community services for the needy.

On the environmental protection side, the Group has collaborated with a number of international organisations focusing on promoting environmental protection to co-organise activities to inspire public interest in protecting our natural resources and encourage the concept of green living.

It is also the Group's belief that supporting local arts and cultural activities is important to foster creativity, reinforce public awareness and fulfill Hong Kong people's artistic appreciation. The Committee will continue to roll out activities for staff participation as well as to serve the community in the years to come.

PROSPECTS

The world economy as a whole went through a sustainable economic growth in 2006 and is expected to grow steadily in 2007. In China, the economic growth momentum is expected to continue and the economy to remain vibrant. The Central Government's fine-tuning fiscal and monetary measures in recent years will ensure a healthy and a balanced economic growth in the medium to long run. The affluent class in China is also growing rapidly. Combined with appreciation of Reminbi, consumer spending, housing demand and outbound travel are expected to rise, benefiting the economy of Hong Kong.

PROSPECTS *(Continued)*

Hong Kong registered good growth in 2006 with GDP expanding better than expected resulting in higher household income and unemployment falling to a 6-year low. The positive wealth effect has further stimulated private consumption driving retail sales. The recently announced Government Budget will be conducive to sustain a broad-based economic growth, strengthen economic competitiveness of Hong Kong and improve the people's livelihood as a whole which are positive to potential home-buyers and home-owners. The continuing growth in the Hong Kong economy, improving consumer's confidence, an increase in the number of births and marriages have led to a strengthening of demand for all types of housing. Of particular interest is the continued strong demand for quality properties. This trend is set to continue. Coupled with the availability of favourable housing mortgage terms and attractive mortgage interest rates, the outlook for the residential market is positive.

The Group continues to be well prepared to take advantage of the exciting opportunities ahead. It will continue its policy of selectively and continuously replenishing its land bank to optimise earnings and of improving the quality of its properties and services to enhance the lifestyle for its customers. The Group's acquisition of prime sites for its land bank will enable it to strengthen earnings and profitability, and continue to deliver value to its shareholders. The Directors are indeed confident in the medium to long term prospects of the Group.

STAFF AND MANAGEMENT

On behalf of the Board, I take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 20th March, 2007

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 31st December, 2006

	Notes	Six months ended 31st December, 2006 (Unaudited) HK$	Six months ended 31st December, 2005 (Unaudited and restated) HK$
Turnover	4	**1,147,963,393**	918,562,211
Cost of sales		**(34,178,427)**	(7,407,480)
Direct expenses		**(388,533,145)**	(282,535,647)
		725,251,821	628,619,084
Other income		**48,445,236**	24,655,845
Increase in fair value of investment properties	12	**710,801,516**	434,829,304
Gain arising from change in fair value of trading securities		**132,734,760**	45,021,965
Loss on disposal of available-for-sale investments		**–**	(920,856)
Administrative expenses		**(260,377,560)**	(230,341,110)
Finance income	5	**184,497,837**	91,264,166
Finance costs	6	**(294,084,901)**	(186,580,431)
Net finance costs		**(109,587,064)**	(95,316,265)
Share of results of associates	7	**503,795,406**	381,061,805
Profit before taxation	8	**1,751,064,115**	1,187,609,772
Income tax expense	9	**(193,171,892)**	(116,959,770)
Profit for the period		**1,557,892,223**	1,070,650,002
Attributable to:			
Equity holders of the Company		**1,519,137,234**	1,066,392,290
Minority interests		**38,754,989**	4,257,712
		1,557,892,223	1,070,650,002
Dividend	10	**1,347,557,347**	491,050,421
Earnings per share	11		
Basic		**34.68 cents**	24.73 cents
Diluted		**33.64 cents**	24.19 cents

CONDENSED CONSOLIDATED BALANCE SHEET

At 31st December, 2006

	Notes	31st December, 2006 (Unaudited) HK$	30th June, 2006 (Audited and restated) HK$
Non-current assets			
Investment properties	12	**21,420,807,655**	20,663,840,276
Hotel property	13	**846,563,290**	820,861,230
Property, plant and equipment	14	**65,906,303**	67,288,392
Prepaid lease payments – non-current		**414,894,570**	402,334,101
Interests in associates	15	**4,713,235,735**	4,911,549,151
Available-for-sale investments		**3,565,314,627**	3,089,496,220
Advances to associates		**8,221,704,796**	8,122,751,555
Advances to investee companies		**14,357,587**	16,232,009
Long-term loans receivable		**148,342,517**	181,444,485
		39,411,127,080	38,275,797,419
Current assets			
Properties under development		**18,309,961,641**	15,423,272,565
Stocks of unsold properties		**2,177,449,976**	2,208,033,690
Hotel inventories		**23,441,828**	22,183,233
Prepaid lease payments – current		**4,661,743**	4,495,355
Trading securities		**794,089,191**	661,354,050
Amounts due from associates		**883,149,029**	898,869,248
Trade and other receivables	16	**1,370,271,985**	6,230,059,015
Current portion of long-term loans receivable		**8,562,379**	8,474,210
Taxation recoverable		**238,541,800**	239,375,867
Restricted bank deposits		**152,556,808**	259,592,141
Time deposits, bank balances and cash		**4,552,256,841**	2,972,714,890
		28,514,943,221	28,928,424,264
Current liabilities			
Trade and other payables	17	**2,850,545,629**	3,104,271,846
Amounts due to associates		**616,163,200**	220,601,970
Taxation payable		**756,938,585**	909,913,711
Current portion of long-term secured bank loans	18	**309,407,000**	411,826,470
Bank loans			
– secured	18	**2,331,652,534**	1,998,942,600
– unsecured	18	**500,000,000**	1,100,000,000
Secured other loans		**18,147,923**	17,413,760
Financial guarantee contracts – current		**2,809,052**	2,749,253
		7,385,663,923	7,765,719,610
Net current assets		**21,129,279,298**	21,162,704,654
Total assets less current liabilities		**60,540,406,378**	59,438,502,073
Capital and reserves			
Share capital	19	**4,562,406,648**	4,303,699,473
Share premium and reserves		**38,484,809,340**	35,442,627,530
Equity attributable to equity holders of the Company		**43,047,215,988**	39,746,327,003
Minority interests		**78,466,485**	39,711,496
Total equity		**43,125,682,473**	39,786,038,499
Non-current liabilities			
Long-term bank borrowings – due after one year	18	**12,657,136,205**	13,365,819,870
Convertible bonds	20	**573,731,277**	2,221,745,487
Deferred taxation		**2,001,404,430**	1,885,620,255
Advances from associates		**1,946,771,033**	1,928,166,722
Advances from minority shareholders		**230,123,691**	245,338,927
Financial guarantee contracts – non-current		**5,557,269**	5,772,313
		17,414,723,905	19,652,463,574
		60,540,406,378	59,438,502,073

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 31st December, 2006

	Attributable to equity holders of the Company									
	Share capital HK$	Share premium HK$	Capital redemption reserve HK$	Recognition of equity component of convertible bonds HK$	Investment revaluation reserve HK$	Exchange reserve HK$	Retained profits HK$	Total HK$	Minority interests HK$	Total HK$
At 1st July, 2005	4,348,057,662	11,080,547,676	192,050,000	182,663,817	192,369,410	(10,381,959)	18,726,418,037	34,711,724,643	27,236,028	34,738,960,671
Loss on fair value changes of available-for-sale investments	–	–	–	–	(63,213,343)	–	–	(63,213,343)	–	(63,213,343)
Exchange differences arising from translation of operations outside Hong Kong	–	–	–	–	–	40,484,033	–	40,484,033	–	40,484,033
Net (expenses) income recognised directly in equity	–	–	–	–	(63,213,343)	40,484,033	–	(22,729,310)	–	(22,729,310)
Profit for the period	–	–	–	–	–	–	1,066,392,290	1,066,392,290	4,257,712	1,070,650,002
Revaluation reserve released on disposal	–	–	–	–	730,032	–	–	730,032	–	730,032
Total recognised income and expense for the period	–	–	–	–	(62,483,311)	40,484,033	1,066,392,290	1,044,393,012	4,257,712	1,048,650,724
Shares issued in lieu of cash dividend	51,113,586	–	–	–	–	–	–	51,113,586	–	51,113,586
Premium on issue of shares upon scrip dividend	–	374,151,437	–	–	–	–	–	374,151,437	–	374,151,437
Share issue expenses	–	(30,000)	–	–	–	–	–	(30,000)	–	(30,000)
Cancellation upon repurchase of own shares	(82,676,000)	–	82,676,000	–	–	–	(742,768,393)	(742,768,393)	–	(742,768,393)
Dividend paid to minority shareholders	–	–	–	–	–	–	–	–	(20,000,000)	(20,000,000)
Final dividend – 2005	–	–	–	–	–	–	(491,050,421)	(491,050,421)	–	(491,050,421)
At 31st December, 2005	4,316,495,248	11,454,669,113	274,726,000	182,663,817	129,886,099	30,102,074	18,558,991,513	34,947,533,864	11,493,740	34,959,027,604
At 30th June, 2006	4,303,699,473	11,836,971,210	323,938,000	174,120,907	468,533,683	81,608,822	22,556,981,054	39,745,853,149	39,711,496	39,785,564,645
Effect of changes in accounting policies *(Note 3)*	–	–	–	–	–	–	473,854	473,854	–	473,854
At 30th June, 2006 – as restated	4,303,699,473	11,836,971,210	323,938,000	174,120,907	468,533,683	81,608,822	22,557,454,908	39,746,327,003	39,711,496	39,786,038,499
Gain on fair value changes of available-for-sale investments	–	–	–	–	462,370,358	–	–	462,370,358	–	462,370,358
Exchange differences arising from translation of operations outside Hong Kong	–	–	–	–	–	47,626,146	–	47,626,146	–	47,626,146
Income recognised directly in equity	–	–	–	–	462,370,358	47,626,146	–	509,996,504	–	509,996,504
Profit for the period	–	–	–	–	–	–	1,519,137,234	1,519,137,234	38,754,989	1,557,892,223
Total recognised income for the period	–	–	–	–	462,370,358	47,626,146	1,519,137,234	2,029,133,738	38,754,989	2,067,888,727
Shares issued in lieu of cash dividend	70,548,824	–	–	–	–	–	–	70,548,824	–	70,548,824
Premium on issue of shares upon scrip dividend	–	962,568,160	–	–	–	–	–	962,568,160	–	962,568,160
Share issue expenses	–	(432,819)	–	–	–	–	–	(432,819)	–	(432,819)
Cancellation upon repurchase of own shares	(5,898,000)	–	5,898,000	–	–	–	(80,069,151)	(80,069,151)	–	(80,069,151)
Issue of shares upon conversion of convertible bonds	194,056,351	1,631,186,336	–	(158,545,107)	–	–	–	1,666,697,580	–	1,666,697,580
Final dividend – 2006	–	–	–	–	–	–	(1,347,557,347)	(1,347,557,347)	–	(1,347,557,347)
At 31st December, 2006	**4,562,406,648**	**14,430,292,887**	**329,836,000**	**15,575,800**	**930,904,041**	**129,234,968**	**22,648,965,644**	**43,047,215,988**	**78,466,485**	**43,125,682,473**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31st December, 2006

	Six months ended	
	31st December, 2006 (Unaudited) *HK$*	31st December, 2005 (Unaudited) *HK$*
Net cash from (used in) operating activities	**2,635,940,432**	(2,270,752,740)
Net cash from (used in) investing activities	**882,291,467**	(1,192,365,300)
Net cash (used in) from financing activities	**(1,941,309,481)**	2,139,049,581
Net increase (decrease) in cash and cash equivalents	**1,576,922,418**	(1,324,068,459)
Cash and cash equivalents at beginning of the period	**2,972,714,890**	2,723,398,734
Effect of foreign exchange rate changes	**2,619,533**	(3,419,594)
Cash and cash equivalents at end of the period	**4,552,256,841**	1,395,910,681
Analysis of the balances of cash and cash equivalents:		
Time deposits, bank balances and cash	**4,552,256,841**	1,400,474,681
Bank overdrafts	**–**	(4,564,000)
	4,552,256,841	1,395,910,681

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 *Interim Financial Reporting* issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for investment properties and certain financial instruments, which are measured at fair values.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2006 except as described below.

In the current period, the Group has applied, for the first time, a number of new standard, amendments and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the current accounting period. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that has an effect on how the results and financial position for the current or prior accounting periods are prepared and presented:

Financial guarantee contracts

In the current period, the Group has applied HKAS 39 and Hong Kong Financial Reporting Standards ("HKFRS") 4 (Amendments) *Financial Guarantee Contracts* which is effective for annual periods beginning on or after 1st January, 2006.

A financial guarantee contract is defined by HKAS 39 *Financial Instruments: Recognition and Measurement* as "a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument".

Prior to 1st January, 2006, financial guarantee contracts were not accounted for in accordance with HKFRS 4 *Insurance Contracts* and those contracts were disclosed as contingent liabilities. A provision for financial guarantee was only recognised when it was probable that an outflow of resources would be required to settle the financial guarantee obligation and the amount can be estimated reliably.

Upon the application of these amendments, a financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*.

The fair value of the financial guarantee contract is accounted for by the borrower as transaction costs of the related borrowing and amortised over the guarantee period using the effective interest method.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial guarantee contracts *(Continued)*

In relation to financial guarantees granted to a number of banks over the repayment of loans by associates, the Group has applied the transitional provisions in HKAS 39. The fair value of the financial guarantee contracts at the date of grant amounted to HK$10,350,600, representing a deemed capital contribution to the associates, has been adjusted to the carrying amount of interests in associates. The unamortised amount of HK$250,874 has been recognised as financial liabilities for the financial guarantee contracts as at 1st July, 2005 and adjusted to the carrying amount of interest in associates accordingly. This change in accounting policy has resulted in an increase in profit for the period (see Note 3 for the financial impact).

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effect of changes in accounting policies described in Note 2 on the results for the current and prior periods is as follows:

(a) On results and income statement line items

	Six months ended 31st December, 2006 HK$	Six months ended 31st December, 2005 HK$
Income from amortisation of financial guarantee contracts included in finance income	**1,356,245**	35,530
Decrease in share of results of associates	**(110,684)**	(35,530)
Increase in profit for the period	**1,245,561**	–

(b) The cumulative effect of the application of the new HKFRSs as at 30th June, 2006 is summarised below:

	As at 30th June, 2006 (originally stated) HK$	Effect of HKAS 39 and HKFRS 4 (Amendments) HK$	As at 30th June, 2006 (restated) HK$
Balance sheet items			
Interests in associates	4,902,553,731	8,995,420	4,911,549,151
Financial guarantee contracts	–	(8,521,566)	(8,521,566)
Total effects on assets and liablities		473,854	
Retained profits	22,556,981,054	473,854	22,557,454,908
Total effects on equity		473,854	

Financial guarantee expenses amounted to HK$473,854 have been capitalised in the property under development held by certain associates of the Group for the year ended 30th June, 2006.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

(c) The application of the new HKFRSs has no impact on the Group's equity at 1st July, 2005.

The Group has not early applied the following new standards, amendment or interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these standards, amendment or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment[3]
HK(IFRIC)-Int 11	HKFRS 2: Group and Treasury Share Transactions[4]
HK(IFRIC)-Int 12	Service Concession Agreements[5]

[1] Effective for annual periods beginning on or after 1st January, 2007.
[2] Effective for annual periods beginning on or after 1st January, 2009.
[3] Effective for annual periods beginning on or after 1st November, 2006.
[4] Effective for annual periods beginning on or after 1st March, 2007.
[5] Effective for annual periods beginning on or after 1st January, 2008.

4. SEGMENT INFORMATION

Business segments

For management purposes, the Group is currently organised into five operating divisions – property, investments in securities, financing, hotel and building management and services. These operating divisions are the basis on which the Group reports its primary segment information as below:

Six months ended 31st December, 2006

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	559,892,381	-	-	-	-	-	559,892,381
Property sales	92,869,750	-	-	-	-	-	92,869,750
Hotel operations	-	-	-	197,501,494	-	-	197,501,494
Management services	34,492,860	-	-	-	226,289,598	-	260,782,458
Share investment and dealing	-	28,575,854	-	-	-	-	28,575,854
Financing	-	-	8,341,456	-	-	-	8,341,456
	687,254,991	28,575,854	8,341,456	197,501,494	226,289,598	-	1,147,963,393
Other income	13,537,772	18,500,267	1,695,059	61,596	14,650,542	-	48,445,236
Inter-segment sales *	-	-	-	-	11,802,678	(11,802,678)	-
Total	700,792,763	47,076,121	10,036,515	197,563,090	252,742,818	(11,802,678)	1,196,408,629
SEGMENT RESULT	1,245,026,063	179,810,881	10,036,515	97,893,365	84,466,509	-	1,617,233,333
Unallocated corporate expenses							(260,377,560)
Net finance costs							(109,587,064)
Share of results of associates							503,795,406
Profit before taxation							1,751,064,115
Income tax expense							(193,171,892)
Profit for the period							1,557,892,223

4. SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

Six months ended 31st December, 2005

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$ (restated)
Turnover							
Property rental	491,000,757	–	–	–	–	–	491,000,757
Property sales	15,591,800	–	–	–	–	–	15,591,800
Hotel operations	–	–	–	151,255,955	–	–	151,255,955
Management services	33,618,534	–	–	–	184,871,090	–	218,489,624
Share investment and dealing	–	33,900,714	–	–	–	–	33,900,714
Financing	–	–	8,323,361	–	–	–	8,323,361
	540,211,091	33,900,714	8,323,361	151,255,955	184,871,090	–	918,562,211
Other income	8,218,195	7,852,918	631,858	137,731	7,815,143	–	24,655,845
Inter-segment sales *	–	–	–	–	11,419,811	(11,419,811)	–
Total	548,429,286	41,753,632	8,955,219	151,393,686	204,106,044	(11,419,811)	943,218,056
SEGMENT RESULT	879,953,090	85,337,678	8,955,219	77,792,183	80,167,172	–	1,132,205,342
Unallocated corporate expenses							(230,341,110)
Net finance costs							(95,316,265)
Share of results of associates							381,061,805
Profit before taxation							1,187,609,772
Income tax expense							(116,959,770)
Profit for the period							1,070,650,002

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties*

5. FINANCE INCOME

	Six months ended 31st December, 2006 HK$	Six months ended 31st December, 2005 HK$ (restated)
Interest income on:		
advances to associates	**34,888,412**	15,392,974
advances to investee companies	**3,528,711**	3,515,134
bank deposits	**35,915,156**	19,381,170
Imputed interest income on non-current interest-free advances to associates	**108,809,313**	52,939,358
Financial guarantee income	**1,356,245**	35,530
	184,497,837	91,264,166

6. FINANCE COSTS

	Six months ended	
	31st December, 2006	31st December, 2005
	HK$	*HK$*
Interests on bank and other borrowings wholly repayable within five years	**399,585,124**	209,781,484
Effective interest expense on convertible bonds	**21,162,004**	45,894,797
Imputed interest expense on non-current interest-free advances from associates	**30,700,501**	13,479,015
Loan facility arrangement fees and finance charges	**11,308,458**	12,125,452
	462,756,087	281,280,748
Less: Amount capitalised to properties under development	**(168,671,186)**	(94,700,317)
	294,084,901	186,580,431

7. SHARE OF RESULTS OF ASSOCIATES

Share of results of associates included an increase in fair value of investment properties of the associates of HK$149,858,769 *(six months ended 31st December, 2005: HK$341,525,913)* recognised in the income statements of the associates.

8. PROFIT BEFORE TAXATION

	Six months ended	
	31st December, 2006	31st December, 2005
	HK$	*HK$*
Profit before taxation has been arrived at after charging (crediting):		
Amortisation of prepaid lease payments	**2,289,276**	2,132,615
Cost of hotel inventories recognised	**21,347,986**	16,130,103
Depreciation expenses for owner-operated hotel property	**4,610,086**	4,294,606
Depreciation of property, plant and equipment	**10,272,831**	7,231,840
Gain on disposal of property, plant and equipment	**(11,623)**	(167,677)
Loss on disposal of investment properties	**526,234**	517,183
Share of tax of associates (included in share of results of associates)	**93,776,592**	46,979,250

9. INCOME TAX EXPENSE

	Six months ended	
	31st December, 2006	31st December, 2005
	HK$	*HK$*
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax	**55,200,351**	40,829,459
Other jurisdictions	**24,515,537**	11,991,498
	79,715,888	52,820,957
Deferred taxation	**113,456,004**	64,138,813
	193,171,892	116,959,770

Hong Kong Profits Tax is calculated at 17.5% *(six months ended 31st December, 2005: 17.5%)* of the estimated assessable profits for the period.

Taxes on profits assessable in the People's Republic of China and elsewhere have been calculated at rates of taxation prevailing in the country and the regions in which the Group operates.

The Inland Revenue Department ("IRD") initiated tax inquiries for the years of assessment 1995/96 to 1999/2000 on a wholly-owned subsidiary, Sing-Ho Finance Company Limited ("Sing-Ho Finance"). Notices of assessment for additional tax in an aggregate sum of approximately HK$326,160,000 were issued to Sing-Ho Finance for the years under review and objections were properly lodged with the IRD by Sing-Ho Finance. The IRD agreed to hold over the tax claim subject to the purchase of tax reserve certificates (the "TRC") of approximately HK$109,940,000 for those years of assessments. These TRC have been purchased by the Group. After considerating the advice from the tax advisors, and in the opinion of the Directors of the Company, in view of the tax inquiries are still at the stage of collation of evidence, the ultimate outcome of these tax inquiries cannot presently be determined with an acceptable degree of certainty. Accordingly, no provision for any liabilities from the assessment that may result has been made.

The IRD also initiated a tax inquiry for the years of assessment 1998/99 to 2001/02 on another wholly-owned subsidiary, City Empire Limited ("City Empire"). Notices of assessment for additional tax of approximately HK$263,438,000 were issued to City Empire for the years under review and objections were properly lodged with the IRD by City Empire. The IRD agreed to hold over the tax claim subject to the purchase of TRC of approximately HK$131,719,000 for those years of assessments. These TRC have been purchased by the Group. After considering the advice from the tax advisors, the Directors of the Company believe that City Empire has reasonable ground to contest the assessments issued by the IRD and accordingly, no provision for the assessments has been made.

10. DIVIDEND

	Six months ended	
	31st December, 2006	31st December, 2005
	HK$	*HK$*
Final dividend for the year ended 30th June, 2006 of HK30.0 cents *(year ended 30th June, 2005: HK11.5 cents)* per share, with a scrip dividend option	**1,347,557,347**	491,050,421

The Directors of the Company determined that an interim dividend for the six months ended 31st December, 2006 of HK8.5 cents *(six months ended 31st December, 2005: HK8.5 cents)* per share would be paid to the shareholders of the Company whose names appear in the Register of Members on 18th April, 2007.

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	Six months ended	
	31st December, 2006	31st December, 2005
	HK$	*HK$*
Earnings for the purpose of basic earnings per share	**1,519,137,234**	1,066,392,290
Effect of dilutive potential ordinary shares:		
Reduction of finance costs, net of tax	**17,458,654**	42,340,110
Earnings for the purpose of diluted earnings per share	**1,536,595,888**	1,108,732,400
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	**4,379,840,211**	4,311,801,841
Effect of dilutive potential ordinary shares:		
Convertible bonds	**188,502,151**	271,002,710
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**4,568,342,362**	4,582,804,551

12. INVESTMENT PROPERTIES

The Group's investment properties at 31st December, 2006 were fair-valued by Knight Frank Petty Limited, independent valuers not connected with the Group. The valuation, which conforms to International Valuation Standards, was determined by reference to recent market prices for similar properties.

13. HOTEL PROPERTY

During the six months ended 31st December, 2006, additions to hotel property amounted to HK$nil *(six months ended 31st December, 2005: HK$19,856,379)*.

14. PROPERTY, PLANT AND EQUIPMENT

During the six months ended 31st December, 2006, additions to property, plant and equipment amounted to HK$7,799,588 *(six months ended 31st December, 2005: HK$6,924,038)*.

15. INTERESTS IN ASSOCIATES

	31st December, 2006 *HK$*	30th June, 2006 *HK$* (restated)
Cost of investment in associates – unlisted	**2,209,661,487**	2,123,973,795
Share of post-acquisition profits	**2,361,075,532**	2,645,076,640
Goodwill	**142,498,716**	142,498,716
	4,713,235,735	4,911,549,151

The IRD initiated tax inquiries in respect of the deductions on certain loan interest and related expenses for the years of assessment 1994/95 to 2002/03 on a wholly-owned subsidiary, Wide Harvest Investment Limited ("WHI"), of the Group's associate, Million Success Limited and for the years of assessment 1994/95 to 1999/2000 on a wholly-owned subsidiary, Murdoch Investments Inc. ("MII"), of the Group's associate, Erleigh Investment Limited. Notices of assessment for additional tax in the aggregate amounts of approximately HK$396,088,000 and HK$71,109,000 were issued to WHI and MII for the years under review, respectively, and objections were properly lodged with the IRD by WHI and MII. The IRD agreed to hold over the tax claim subject to the purchase of TRC of approximately HK$212,061,000 and HK$18,212,000, respectively, for those years of assessments. These TRC have been purchased by the Group. The effective share of the additional tax attributable to the Group as at 31st December, 2006 is estimated to be approximately HK$99,022,000 and HK$31,999,000, respectively. Together with the advice from their tax advisors, management of WHI and MII confirmed that it is their intention to vigorously contest the relevant assessments issued by the IRD and had submitted information and documents requested by the IRD relating to the loan facilities. In view that the IRD had not yet responded to the replies submitted, management of WHI and MII are of the opinion that the outcome of these assessments/objections cannot presently be estimated with an acceptable degree of certainty at the date these financial statements are approved by the Board. Accordingly, no provision for any liabilities has been made by WHI and MII.

The Directors of the Company have taken note of the above matters and have made due inquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters.

16. TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade receivables of HK$533,004,955 *(30th June, 2006: HK$5,436,281,700)* mainly comprising rental receivables, which are billed in advance and settlements are expected upon receipt of billings, and property sales proceeds receivables.

The following is an aged analysis of trade receivables at the reporting date:

	31st December, 2006 *HK$*	30th June, 2006 *HK$*
0 – 30 days	**474,876,869**	5,386,330,566
31 – 60 days	**24,877,289**	8,295,315
61 – 90 days	**9,712,467**	5,225,874
Over 90 days	**23,538,330**	36,429,945
	533,004,955	5,436,281,700

Trade receivables over 90 days amounting to HK$23,538,330 *(30th June, 2006: HK$36,429,945)* are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

17. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade payables of HK$196,008,750 *(30th June, 2006: HK$67,235,719)*.

The following is an aged analysis of trade payables at the reporting date:

	31st December, 2006 *HK$*	30th June, 2006 *HK$*
0 – 30 days	**41,719,013**	28,235,978
31 – 60 days	**19,741,611**	13,355,250
61 – 90 days	**2,855,790**	6,314,353
Over 90 days	**131,692,336**	19,330,138
	196,008,750	67,235,719

18. BANK BORROWINGS

During the period, the Group obtained new bank loans amounting to HK$2,122,684,163. The loans bear interest at prevailing market rates. The proceeds were used to repay existing bank loans.

19. SHARE CAPITAL

	Number of ordinary shares of HK$1.00 each	Nominal value HK$
Authorised:		
At 1st July, 2006 and at 31st December, 2006	6,000,000,000	6,000,000,000
Issued and fully paid:		
At 1st July, 2006	4,303,699,473	4,303,699,473
Issued in lieu of cash dividend	70,548,824	70,548,824
Issued upon conversion of convertible bonds	194,056,351	194,056,351
Cancellation upon repurchase of own shares	(5,898,000)	(5,898,000)
At 31st December, 2006	**4,562,406,648**	**4,562,406,648**

During the period, the Company repurchased on The Stock Exchange of Hong Kong Limited a total of 5,654,000 ordinary shares of HK$1.00 each of the Company at an aggregate consideration of HK$77,333,967, all of these shares were subsequently cancelled. 244,000 ordinary shares repurchased in the last financial year ended 30th June, 2006 were cancelled during the interim period. The nominal value of the cancelled shares was credited to the capital redemption reserve and the aggregate consideration was paid out of the retained profits.

On 14th December, 2006, the Company issued and allotted a total of 70,548,824 ordinary shares of HK$1.00 each at an issue price of HK$14.644 in lieu of cash for the 2006 final dividend.

During the period, a total of HK$1,790,170,000 in principal amount of the convertible bonds of the Group were converted into 194,056,351 ordinary shares of HK$1.00 each of the Company at a conversion price of HK$9.225 per share.

The shares issued during the period rank pari passu with the then existing shares in all respects.

20. CONVERTIBLE BONDS

On 30th November, 2004, a wholly-owned subsidiary of the Company, Getsmart Finance Limited ("Getsmart"), issued HK$2,500,000,000 1.625% guaranteed convertible bonds due in November 2009. The convertible bonds carry a right to convert at any time on and after 30th December, 2004 up to the close of business on 30th October, 2009 into ordinary shares of the Company at an initial conversion price of HK$9.225 per share, subject to anti-dilutive adjustments. During the period, the Company adjusted the conversion price from HK$9.225 per share to HK$9.10 per share in accordance with the anti-dilutive provisions of the convertible bonds agreements. The adjustment of the conversion price became effective on 14th December, 2006.

All or some of the convertible bonds are redeemable at the option of the relevant holder at their principal amount together with accrued interest on 30th November, 2007. If at any time the aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, Getsmart shall have the option to redeem such outstanding bonds in whole but not in part at their principal amount together with accrued interest. In addition, on or at any time after 30th November, 2007 but not less than seven business days prior to 30th November, 2009, Getsmart has the right to mandatorily convert the bonds in whole but not in part into shares upon satisfying certain requirements.

20. CONVERTIBLE BONDS *(Continued)*

The movements of the liability component of the convertible bonds for the period are set out below:

	Six months ended 31st December, 2006 *HK$*
Liability component at 1st July	2,221,745,487
Conversion	(1,666,697,580)
Interest charged *(Note 6)*	21,162,004
Interest paid	(2,478,634)
Liability component at 31st December	**573,731,277**

The principal amount of the convertible bonds converted during the period was HK$1,790,170,000 and the principal amount outstanding at 31st December, 2006 was HK$613,370,000.

21. PLEDGE OF ASSETS

(a) At 31st December, 2006, the aggregate facilities of bank loans and other loans amounting to HK$20,061,581,773 *(30th June, 2006: HK$20,990,850,860)* were secured by certain of the Group's listed investments, properties, bank deposits and bank balances. At that date, the facilities were utilised to the extent of HK$13,526,879,523 *(30th June, 2006: HK$14,726,141,360)*.

(b) At 31st December, 2006, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$4,537,050,000 *(30th June, 2006: HK$4,836,383,781)*, of which HK$3,680,550,000 *(30th June, 2006: HK$4,067,383,781)* was utilised by the associates and guaranteed by the Company.

22. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date, the Group had the following commitments and contingent liabilities not provided for in the financial statements:

	31st December, 2006 *HK$*	30th June, 2006 *HK$*
(a) Commitments in respect of property development expenditure:		
Authorised but not contracted for	**135,414,705**	62,054,172
Contracted but not provided for	**4,388,916,144**	2,800,447,836
	4,524,330,849	2,862,502,008

22. COMMITMENTS AND CONTINGENT LIABILITIES *(Continued)*

	31st December, 2006 **HK$**	30th June, 2006 *HK$*
Share of capital commitments of associates in respect of property development expenditure:		
Authorised but not contracted for	**876,636**	–
Contracted but not provided for	**62,193,059**	152,273,820
	63,069,695	152,273,820
Share of contingent liabilities of associates arising from tax affairs of associates	**131,021,000**	131,021,000
Guarantees given to banks, in respect of banking facilities utilised by associates	**3,680,550,000**	4,067,383,781

Out of the guarantee amount, HK$8,366,321 *(30th June, 2006 (restated): HK$8,521,566)* was recognised in the condensed consolidated financial statements as financial guarantee contracts.

(b) In relation to the legal proceedings between the Company and its subsidiary, Mariner International Hotels Limited (collectively referred to as "Sino Land") and Hang Lung Group Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") in respect of the acquisition of a company which owns a property in Yau Kom Tau, Tsuen Wan, New Territories for development into a hotel, the Court of Final Appeal on 5th February, 2007 handed down a judgment to allow the appeal by Sino Land against Hang Lung so as to: (i) set aside the judgments of the High Court and the Court of Appeal; (ii) declare that Hang Lung repudiated the Agreement; (iii) order repayment by Hang Lung to Sino Land of its deposit with interest to be assessed by the High Court if not agreed; (iv) award Sino Land damages to be assessed by the High Court; and (v) direct that costs in the proceedings (at all levels) to be dealt with on written submissions by the parties.

On 6th February, 2007, Hang Lung repaid the deposit sum of HK$321,000,000 to Sino Land. Damages, interest and costs have not been accounted for in the financial statements of Sino Land as these amounts have yet to be agreed or dealt with by the courts.

23. POST BALANCE SHEET EVENTS

As at 31st December, 2006, a total of HK$1,886,630,000 Convertible Bonds due 2009 (the "Bonds") were converted into 204,512,718 ordinary shares of Sino Land. Subsequent to the period end, additional notices have been received for the conversion of HK$549,120,000 worth of Bonds into 60,342,854 ordinary shares, leaving a principal amount outstanding of HK$64,250,000 or 2.57% of the original principal amount of the Bonds. Pursuant to Clause 8.3 of the Terms and Conditions of the Bonds, the Issuer of the Bonds has the option to early redeem the Bonds in whole if the principal amount outstanding is less than 10% of the principal amount originally issued. The Issuer, therefore, has already given notice to the Trustee and Principal Agent of its intention to exercise its option to redeem the outstanding balance of the Bonds.

CLOSURE OF REGISTER

The Register of Members will be closed from 16th April, 2007 to 18th April, 2007, both dates inclusive, during which period no transfers of shares will be effected. The record date for the interim dividend is at the close of business on 18th April, 2007.

In order to qualify for the interim dividend, shareholders should ensure that all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong by not later than 4:30 p.m. on 13th April, 2007.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the interim period, the Company repurchased 5,654,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$77,333,967. The repurchases were effected by the Directors for the enhancement of shareholders' value. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share *HK$*	Lowest price paid per share *HK$*	Aggregate consideration *HK$*
September 2006	620,000	13.68	13.38	8,405,065
October 2006	5,034,000	13.76	13.46	68,928,902
	5,654,000			77,333,967

All of the shares repurchased were cancelled on delivery of the share certificates during the interim period. 244,000 ordinary shares repurchased in the last financial year ended 30th June, 2006 were cancelled during the interim period. The nominal value of HK$5,898,000 of all the shares cancelled during the interim period was credited to capital redemption reserve and the relevant aggregate consideration of HK$80,069,151 was paid out from the Company's retained profits.

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company during the interim period.

DIRECTORS' INTERESTS

Interests in Shares

As at 31st December, 2006, the interests and short positions held by the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), were as follows:

(a) Long Positions in Shares of the Company

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	2,789,090	Beneficial owner of 124,535 shares and spouse interest in 2,664,555 shares	0.06%
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	1,044,095	Beneficial owner	0.02%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–
Mr. Daryl Ng Win Kong	71,389	Beneficial owner	≃ 0%

(b) Long Positions in Shares of Associated Corporations

(i) Holding Company

Tsim Sha Tsui Properties Limited

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	547,764	Beneficial owner	0.03%
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	60,000	Beneficial owner	≃ 0%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–
Mr. Daryl Ng Win Kong	–	–	–

DIRECTORS' INTERESTS *(Continued)*

Interests in Shares *(Continued)*

(b) Long Positions in Shares of Associated Corporations *(Continued)*

(ii) Associated Companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of Associated Companies	Number of Ordinary Shares	% of Issued Share Capital
Better Chief Limited	50 *(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(Notes 1 & 3)*	100%
Dramstar Company Limited	440 *(Notes 1 & 4)*	44%
Empire Funds Limited	1 *(Notes 1 & 5)*	50%
Erleigh Investment Limited	110 *(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1 *(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5 *(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000 *(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10 *(Notes 1 & 5)*	50%
Jade Result Limited	500,000 *(Notes 1 & 5)*	50%
Jumbo Funds Limited	1 *(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2 *(Notes 1 & 3)*	100%
Real Maker Development Limited	20,000 *(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000 *(Notes 1 & 5)*	50%
Silver Link Investment Limited	10 *(Notes 1 & 5)*	50%
Sino Club Limited	2 *(Note 9)*	100%
Sino Parking Services Limited	450,000 *(Note 10)*	50%
Sino Real Estate Agency Limited	50,000 *(Note 10)*	50%

Notes:

1. *Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.*

2. *The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.*

3. *The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.*

4. *The shares were held by Jade Result Limited, a company 50% controlled by Osborne.*

5. *The share(s) was(were) held by Osborne.*

6. *The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.*

7. *The share was held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.*

8. *The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.*

9. *The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*

10. *The shares were held by Deansky Investments Limited.*

Save as disclosed above, as at 31st December, 2006, none of the Directors had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were recorded in the register required to be kept by the Company under Section 352 of the SFO or required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code.

DIRECTORS' INTERESTS *(Continued)*

Interests in Competing Businesses

The Company discloses that during the interim period, the following Directors held share interests and/or directorships in companies engaged in businesses which compete or likely to compete, either directly or indirectly, with the businesses of the Group:

Mr. Robert Ng Chee Siong held share interests and directorships and Mr. Daryl Ng Win Kong and Mr. Raymond Tong Kwok Tung held directorships in Ng Family companies which engage in businesses of property investment, development and management and/or hotel operation.

The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP, is an Independent Non-executive Director of Hang Lung Properties Limited, Non-executive Director of HKR International Limited and Hutchison Harbour Ring Limited, which engage in businesses of property investment, development and management and/or hotel operation respectively.

As the Board of Directors of the Company is independent of the boards of the aforesaid companies and maintains three Independent Non-executive Directors, the Group operates its businesses independently of, and at arm's length from, the businesses of the aforesaid companies.

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS

As at 31st December, 2006, the interests and short positions of the substantial shareholders and other shareholders in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO were as follows:

Long Positions in Shares of the Company

Name of Substantial Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Ng Teng Fong	2,491,447,502 *(Notes 1, 5 & 7)*	Beneficial owner of 26,324,445 shares, spouse interest in 3,505,599 shares and interest of controlled corporations in 2,461,617,458 shares	54.60%
Tsim Sha Tsui Properties Limited	2,398,705,742 *(Notes 1(a), 1(b), 5 & 7)*	Beneficial owner of 1,113,953,343 shares and interest of controlled corporations in 1,284,752,399 shares	52.57%

Long Positions in Shares of the Company *(Continued)*

Name of Other Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Chen Din Hwa	331,252,344 *(Notes 2 & 4)*	Interest of a controlled corporation	7.26%
Ms. Chen Yang Foo Oi	331,252,344 *(Notes 2, 3 & 4)*	Spouse interest	7.26%
Xing Feng Investments Limited	331,252,344 *(Notes 2 & 4)*	Interest of a controlled corporation	7.26%
Nice Cheer Investment Limited	331,252,344 *(Notes 2 & 4)*	Beneficial owner	7.26%
Solid Capital Holdings Limited	308,048,048	Security interest in 307,902,533 shares and beneficial owner of 145,515 shares	6.75%
Spangle Investment Limited	297,390,905 *(Note 5)*	Beneficial owner	6.51%
AllianceBernstein L.P.	259,361,900 *(Note 6)*	208,340,274 shares held as investment manager and 51,021,626 shares held by a controlled corporation	5.68%
Ka Fai Land Investment Limited	240,303,933 *(Note 7)*	Beneficial owner	5.26%

Notes:

1. *As regards 2,461,617,458 shares held by controlled corporations:*

   (a) *1,113,953,343 shares were held by Tsim Sha Tsui Properties Limited which was 71.75% controlled by Mr. Ng Teng Fong;*

   (b) (i) *34,155,182 shares were held by Orchard Centre Holdings (Private) Limited, in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited, had a 95.23% control; and*

   (ii) *1,250,597,217 shares were held through certain other wholly-owned subsidiaries of Tsim Sha Tsui Properties Limited (including 297,390,905 shares held by Spangle Investment Limited (Note 5) and 240,303,933 shares held by Ka Fai Land Investment Limited (Note 7)); and*

   (c) *62,911,716 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 923 shares by Fanlight Investment Limited, 26,460,540 shares by Karaganda Investments Inc., 1,164,176 shares by Orient Creation Limited, 5,523,428 shares by Strathallan Investment Limited, 16,647,696 shares by Strong Investments Limited, 12,828,696 shares by Tamworth Investment Limited and 286,257 shares by Transpire Investment Limited.*

Long Positions in Shares of the Company *(Continued)*

2. *The long position in 331,252,344 shares was held by Nice Cheer Investment Limited, a company 100% controlled by Xing Feng Investments Limited which was in turn 100% controlled by Mr. Chen Din Hwa. The 331,252,344 shares included the lending of 120,700,000 shares.*

3. *Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.*

4. *The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng Investments Limited and Nice Cheer Investment Limited were duplicated.*

5. *297,390,905 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

6. *51,021,626 shares were deemed to be held by AllianceBernstein Corporation of Delaware, a company 100% controlled by AllianceBernstein L.P..*

7. *240,303,933 shares were held by Ka Fai Land Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

Save as disclosed above and so far as the Directors of the Company are aware of, as at 31st December, 2006, no other person had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

DISCLOSURE PURSUANT TO RULE 13.22 OF THE LISTING RULES

In accordance with Rule 13.22 of the Listing Rules, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported on by the affiliated companies as at the end of the most recent financial period.

	At 31st December, 2006 *HK$*	At 30th June, 2006 *HK$*
The Group's share of total indebtedness of its affiliated companies		
Bank loans	**4,254,121,823**	3,929,683,782
Other loans	**–**	137,700,000
	4,254,121,823	4,067,383,782
Advances from the Group	**9,212,305,789**	9,188,411,604
	13,466,427,612	13,255,795,386

	At 31st December, 2006 *HK$*	At 30th June, 2006 *HK$*
The Group's share of capital commitments of its affiliated companies		
Authorised but not contracted for	**876,636**	–
Contracted but not provided for	**62,193,059**	152,273,820
	63,069,695	152,273,820
The Group's share of contingent liabilities of its affiliated companies	**131,021,000**	131,021,000

Note: "Affiliated companies" mentioned above refers to associates of the Group.

COMPLIANCE COMMITTEE

The Company set up its Compliance Committee on 30th August, 2004 with written terms of reference to enhance the corporate governance of the Group. The Committee has dual reporting lines. A principal reporting line is to the Board through the Director of Legal, Compliance and Company Secretary, who chairs the Committee. A secondary reporting line is to the Audit Committee. The existing Committee comprises the Director of Legal, Compliance and Company Secretary (Committee Chairman), the two Heads of Legal and Company Secretarial Departments, the Director of Development Department, Group General Manager (Hotel), the Chief Financial Officer, Head of Internal Audit Department, department heads and the Compliance Officer. The Committee holds bi-monthly regular meetings to review and make recommendations to the Board and the Audit Committee on the Group's corporate governance issues and Listing Rules compliance matters.

AUDIT COMMITTEE

The Company set up its Audit Committee on 23rd September, 1998. The Committee reports to the Board and has held regular meetings since its establishment to review and make recommendations to improve the Group's financial reporting process and internal controls. The Committee comprises Mr. Adrian David Li Man-kiu (Committee Chairman), Dr. Allan Zeman, GBS, JP and Dr. Fu Yuning, all of whom are Independent Non-executive Directors.

In the first quarter of 2007, the Audit Committee has reviewed the accounting policies and practices adopted by the Group and the interim report for the six months ended 31st December, 2006.

REMUNERATION COMMITTEE

The Company established its Remuneration Committee on 23rd June, 2005 with written terms of reference. The Committee comprises three members with the Independent Non-executive Directors constituting the majority of the Committee. The Chairman of the Committee is the Executive Director, Mr. Daryl Ng Win Kong and two other members are the Independent Non-executive Directors, namely Dr. Allan Zeman, GBS, JP and Mr. Adrian David Li Man-kiu.

REMUNERATION COMMITTEE *(Continued)*

The Remuneration Committee is responsible for, inter alia, making recommendations to the Board on the Company's emolument policy and structure for Directors and senior management and on the establishment of a formal and transparent procedure for developing such policy and structure. In arriving at its recommendations, the Committee will consult with the Chairman and take into consideration factors including but not limited to salaries paid by comparable companies, employment conditions elsewhere in the Company and its subsidiaries and desirability of performance-based remuneration. The Committee would meet at least annually to make recommendations to the Board on the Group's emolument policy including the remuneration of Directors and senior management.

CODES FOR DEALING IN THE COMPANY'S SECURITIES

The Company has adopted its code for dealing in the Company's securities by Directors (the "Company Code") on terms no less exacting than the required standard set out in the Model Code of the Listing Rules. The Company has made specific enquiries of all Directors who confirmed compliance with the required standard set out in the Company Code during the six months ended 31st December, 2006.

The Company has also adopted a code for dealing in the Company's securities by relevant employees, who are likely to be in possession of unpublished price-sensitive information in relation to the securities of the Company, on no less exacting terms than the Model Code.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 31st December, 2006, the Company has complied with all code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, except that there was no separation of the roles of the chairman and the chief executive officer, both of the roles are currently undertaken by the Chairman of the Board.

The Board is of the view that the current management structure has been effective in facilitating the Company's operation and business development and that necessary checks and balances consistent with sound corporate governance practices are in place. The implementation of strategies and policies of the Board and the operations of each business unit are overseen and monitored by designated responsible Executive Directors. The Board found that the current arrangement had worked effectively in enabling it to discharge its responsibilities satisfactorily. In addition, the Independent Non-executive Directors constituting one-third of the total number of the Board members have contributed valuable independent views and proposals for the Board's deliberation and decisions. The Board will review the management structure regularly to ensure it continues to meet these objectives and is in line with the industry practices.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 20th March, 2007

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF SINO LAND COMPANY LIMITED

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 11 to 26.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 31st December, 2006.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
20th March, 2007

公司資料

董事會
黃志祥(主席)
夏佳理，GBS, CVO, OBE, JP#
盛智文，GBS, JP*
李民橋*
傅育寧*
唐國通
余惠偉
鄧永鏞
黃永光

(# 非執行董事)
(* 獨立非執行董事)

審核委員會
李民橋(主席)
盛智文，GBS, JP
傅育寧

薪酬委員會
黃永光(主席)
盛智文，GBS, JP
李民橋

法定代表
黃志祥
唐國通

秘書
葉世光

核數師
德勤 • 關黃陳方會計師行
香港執業會計師

律師
麥堅時律師行
高偉紳律師行
胡關李羅律師行

主要銀行
中國銀行(香港)有限公司
香港上海滙豐銀行有限公司
恒生銀行有限公司
星展銀行香港分行
交通銀行香港分行
東亞銀行有限公司
中國工商銀行(亞洲)有限公司
盤谷銀行
中國建設銀行

投資者聯絡方法
如有任何查詢，請聯絡：
總經理(企業財務部)
電　話：(852) 2734 8312
圖文傳真：(852) 2369 1236
電子郵件：investorrelations@sino-land.com

註冊辦事處
香港九龍尖沙咀梳士巴利道
尖沙咀中心12字樓
電　話：(852) 2721 8388
圖文傳真：(852) 2723 5901
國際互聯網址：http://www.sino-land.com
電子郵件：info@sino-land.com

股票登記處
標準証券登記有限公司
香港皇后大道東28號
金鐘匯中心26樓
電　話：(852) 2980 1333
圖文傳真：(852) 2861 1465

股東時間表

截止過戶日期	二零零七年四月十六日至 二零零七年四月十八日 (首尾兩天包括在內)
遞交以股代息選擇表格之期限	二零零七年五月九日 下午四時三十分
中期股息	每股八點五港仙
派發日期	二零零七年五月十六日

上市資料

股份代號	83
美國預托證券	
統一號碼	829344308
交易代號	SNOLY
預托證券對普通股比率	1:5
掛牌	第一級櫃台交易
存托銀行	紐約銀行 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

主席報告

本人謹向股東提交中期報告。

中期業績

截至二零零六年十二月三十一日止六個月內，集團錄得未經審核之股東應佔綜合純利為十五億一千九百一十萬港元(二零零五年：十億六千六百三十萬港元)。除卻投資物業重估盈餘扣減遞延稅項之六億八千六百四十萬港元，集團之基本營運純利顯著增加達八億三千二百七十萬港元，上升百分之一百一十一點六(二零零五年：三億九千三百五十萬港元)。

集團之中期營業額為十一億四千七百九十萬港元，較上年度之九億一千八百五十萬港元，增加百分之二十四點九。每股盈利為三十四點六八仙。

截至二零零六年十二月三十一日止之中期業績乃集團採納於會計年度生效的《香港財務報告準則》，並以其中適用於本公司的準則而編製。

股息

董事會宣佈派發中期股息每股八點五仙，給予在二零零七年四月十八日名列於本公司股東名冊內之股東。該股息將於二零零七年五月十六日派發。

中期股息將以現金方式派發予股東，惟股東將有權選擇部分或全部收取新發行之股份代替以現金方式收取中期股息。依據此項以股代息計劃所發行之新股，須待香港聯合交易所有限公司上市委員會批准上市買賣，方可作實。

載有關於以股代息計劃詳情之通函及選擇以股代息之表格，將約於二零零七年四月二十六日寄予各股東。預期中期股息單及股票將約於二零零七年五月十六日發送給股東。

此未經審核之中期業績經由本公司之核數師，德勤 • 關黃陳方會計師行審閱。

業務回顧

(一) 物業銷售

截至二零零六年十二月三十一日之中期年度，集團之物業銷售額主要來自售出已建成之住宅單位。在聯營項目方面，集團物業銷售盈利主要來自售出位於香港之已建成住宅單位、竣工之深圳香蜜湖一號二期及四川成都之中海國際社區二期，詳細資料載於下表。對於國內這兩個項目，市場反應熱烈。香蜜湖一號已售出逾百分之八十之單位；成都之中海國際社區亦將於未來數年分階段陸續推出市場。

	地點	用途	集團所佔權益	集團所佔樓面面積 *(平方呎)*
1.	香蜜湖一號二期 深圳福田區香梅路	住宅	50%	235,586
2.	中海國際社區二期 四川成都金牛區郫縣犀浦鎮	住宅／商用	20%	325,921
				561,507

香港方面，位於荃灣市中心的萬景峯，鄰近荃灣地鐵站及九廣鐵路之西鐵荃灣西站。物業於二零零六年第二季推售，市場反應理想，約百分之五十的住宅單位經已售出。該項目已於中期年度完結後完成建築工程，並於二零零七年三月取得入伙許可證。

集團於二零零六年七月推售位於中國廣州之雍翠雅園住宅單位，深受市場歡迎。逾百分之六十五的住宅單位經已售出。預料此項目於二零零七年竣工。

(二) 土地儲備

於二零零六年十二月三十一日，集團擁有土地儲備應佔總樓面面積約二千七百二十萬平方呎，各類型物業比例均衡：住宅佔百分之五十六，商業佔百分之二十八，工業佔百分之八，停車場佔百分之五，以及酒店佔百分之三。以土地狀況劃分：發展中之物業為一千六百七十萬平方呎，已完成之投資／自用物業為九百三十萬平方呎及已完成之銷售物業為一百二十萬平方呎。集團將繼續選擇性地增添土地儲備，以提升其盈利潛能。

業務回顧 *(續)*

(二) 土地儲備 *(續)*

中期年度內，集團共購入兩幅地皮作物業發展。首先，於二零零六年十一月二十八日，集團成功購入一幅位於香港九龍塘的地皮，作豪宅發展用途。其次，於二零零六年十二月十八日，集團購入一幅位於新加坡濱海灣的地皮。預料此地皮將發展成為獨特的綜合項目，附有精品酒店，以及商業和娛樂設施。購入之土地詳情如下：

	地點	用途	集團所佔權益	集團所佔樓面面積 *(平方呎)*
1.	新九龍內地段第6374號 九龍九龍塘廣播道一號	住宅	100%	196,590
2.	濱海灣 新加坡	商用／酒店	100%	107,640
				304,230

於中期年度完結後，集團購入共三幅香港地皮，土地之詳情如下：

	地點	用途	集團所佔權益	集團所佔樓面面積 *(平方呎)*
1.	大埔市地段第188號 新界大埔白石角	住宅	25%	187,447
2.	大埔市地段第187號 新界大埔白石角	住宅／商舖	50%	172,703
3.	餘下之新九龍內地段第1069號 九龍長沙灣道270-274號	住宅／商舖	100%	36,497
				396,647

業務回顧 *(續)*

(三) 物業發展

集團預料於財政年度下半年二零零七年六月三十日完結前，完成以下應佔總樓面面積約二百一十七萬平方呎的項目：

	地點	用途	集團所佔權益	集團所佔樓面面積 *(平方呎)*
1.	萬景峯 新界荃灣楊屋道一號	住宅／商舖	100%	1,401,472
2.	香蜜湖一號三期 深圳福田區香梅路	住宅	50%	212,809
3.	雍翠雅園 廣州經濟技術發展區 藍玉五街八號 廣州地塊編號SZ-8-2	住宅／商舖	100%	314,655
4.	中海國際社區三期 四川成都金牛區郫縣犀浦鎮	住宅／商用	20%	249,401
				2,178,337

(四) 租賃活動

租賃活動表現穩定，截至二零零六年十二月三十一日止中期年度，集團連同所佔聯營公司之總租金收入達七億八千二百一十萬港元，較去年同期上升百分之十三點七。租金收入增長主要受惠於集團各類租賃物業之租金顯著上調。

受惠於本地消費及工資增加，零售業務持續健康增長。商舖整體出租率維持高水平，租金收入理想。集團正推行一連串計劃重新設計及改善旗下商場，令其更具吸引力、更符合顧客需要及更能善用空間。這些措施將有助提高商場物業之資本值。

業務回顧 *(續)*

(四) 租賃活動 *(續)*

受本地及國內經濟強勁增長帶動，商業機構業務擴充，刺激寫字樓需求增加，租務活動普遍活躍及持續向好，期內出租率及租金收入均見上升。

本港及國內貿易活動轉趨活躍，對工廠物業需求增加，工廠業務增長強勁。集團旗下整體工廠物業之出租率及租金收入均十分可觀。

截至二零零六年十二月三十一日，集團已完成之投資／自用物業應佔總樓面面積約九百三十萬平方呎。投資物業組合中，商業佔百分之五十六，工業佔百分之十九，停車場佔百分之十六，酒店佔百分之七，住宅佔百分之二。

(五) 酒店

二零零六年訪港旅客人數受商務旅客及家庭旅客持續增加所帶動，穩步上揚，創歷史新高達二千五百萬人次。中期年度內，港麗酒店的房間銷售及平均房租增長較去年同期理想。旅遊業興旺，商務旅客持續增加，加上二零零七年訪港旅客人數預期將進一步上調，港麗酒店可望繼續創佳績。

期內，新加坡浮爾頓酒店盈利錄得理想升幅。二零零六年新加坡旅遊及服務業錄得增長，到訪新加坡人數及旅遊收益分別上升百分之九及百分之十四點五。受惠於強勁到訪人數，酒店業平均房租及平均入住率均有可觀增長。新加坡浮爾頓酒店榮獲Condé Nast Traveller讀者評選大獎中亞洲最佳酒店(二零零六)。管理層不斷追求提升產品及服務質素，務求令顧客稱心滿意。

(六) 中國業務

中國內地的物業發展方面，集團採取專注及選擇性的策略。不單造就廈門、廣州、深圳及成都發展項目之銷售成績理想，更鞏固集團在市場的根基。集團現正在主要城市包括深圳、成都、廣州、廈門、福州及漳州發展物業，並將於未來數年分階段完成。

除上述事項外，其他資料對比二零零六年六月三十日止之年報並無任何其他重大轉變。

財務

截至二零零六年十二月三十一日，資產負債比率按淨債項與股東權益比率計算，為百分之二十七點一。資產負債比率較二零零六年六月三十日下降，主要由於一號銀海住宅銷售之收益入賬。集團貸款總額其中百分之十九點三在一年內償還，百分之二十二點八在一至兩年內償還，百分之五十七點九則於二至五年內償還。此外，集團包括所佔聯營公司擁有現金資源約一百三十八億九千六百五十萬港元，其中包括手頭現金約五十二億一千七百五十萬港元及可動用之未提取信貸額約八十六億七千八百九十萬港元。集團資產總值及股東權益總額分別為六百七十九億港元及四百三十億港元。

二零零六年十二月三十一日止，總值十八億八千六百六十三萬港元之二零零九年到期可換股債券(「債券」)已兌換為二億零四百五十一萬二千七百一十八股之信和置業普通股。於中期年度完結後，另收到已將價值港幣五億四千九百一十二萬元之債券兌換為六千零三十四萬二千八百五十四普通股的通知，餘下之債券結餘為港幣六千四百二十五萬元，或為原債券本金金額的百分之二點五七。根據債券條款第八點三條，若餘下之債券結餘總值少於原發行債券本金總值的百分之十，債券發行人可選擇提早贖回所有債券。故發行人已向信託及委託人發出通知，行使其贖回餘下結餘之債券的選擇權。

有關信和置業有限公司(「信和置業」)與恒隆集團有限公司(「恒隆」)就新界荃灣油柑頭興建一間酒店的訴訟，終審法院於二零零七年二月五日裁定信和置業勝訴。根據裁決，於二零零七年二月六日，恒隆全然歸還信和置業三億二千一百萬港元之訂金，而利息、損失及成本之金額將需作出協議或由法庭作出評審。

截至二零零六年十二月三十一日止中期財政年度，集團在外匯貸款及資本結構上並沒有錄得重大轉變。外匯風險亦維持於低水平。集團所有借貸，除餘下的二零零九年到期可換股債券外，均以浮息為基礎。

企業管治

集團十分重視企業誠信、商業道德操守及良好管治。為提高企業管治最佳守則，集團經已成立審核委員會、遵守規章委員會及薪酬委員會。集團將繼續維持高透明度，並透過不同的渠道，包括巡迴推介、投資者研討會、業績簡報、實地考察及集團網址發佈集團的最新動向和資訊，與各投資者和股東保持良好溝通。

管理層對於集團榮獲《歐洲貨幣》(Euromoney) 雜誌、《亞洲貨幣》(Asiamoney) 雜誌及《金融亞洲》(FinanceAsia) 雜誌頒發多項殊榮，深表榮幸。其中《歐洲貨幣》(Euromoney) 雜誌評選信和置業為亞洲最進步公司第一名 (Number 1 Most Improved Best Managed Company in Asia) 及亞洲區整體管理最佳之十大公司 (Top Ten-Best Managed Company in Asia)。管理層謹藉此機會感謝每一位提名信和置業之人士，他們的鼓勵與支持將繼續推動我們，不斷改善服務水平及產品質素。

顧客服務

集團致力興建優質物業，務求以最佳的設計概念及選材，以致符合環保原則方面，均為新發展項目的必備元素，以提升顧客的滿意度。管理層亦不斷定期監察各物業，以維持集團高質素及服務水平的聲譽。

提供優質顧客服務一直是集團營運主要目標之一。期內，集團的物業管理隊伍信和物業管理有限公司，榮獲香港政府及多個知名機構頒發多個獎項，以表揚其服務質素、管理才能、對社會與公益事務及推廣環境保護的貢獻。集團將繼續改善服務質素，務求令顧客稱心滿意及提升品牌形象。

企業公民

集團致力履行良好企業公民責任，並成立「社區關懷委員會」（「委員會」），與多個慈善及志願團體攜手合作，為有需要人士提供不同的社會服務。

環境保護方面，集團與不同國際性環保團體合辦不同類型的活動，以喚起公眾對保護自然資源之意識及提倡綠色生活概念。

集團相信本土的文化藝術活動對香港市民在培養創造力、提高鑒賞力及改善生活質素方面有著極大的重要性。委員會於來年將繼續推動多個活動予員工參與及舉辦更多社區活動。

展望

二零零六年，環球整體經濟持續增長，預測二零零七年環球經濟將會穩步上揚。中國經濟增長動力持續，經濟繼續維持強勁。中央政府近年逐步推出之財政及貨幣微調措施，有利國內維持健康及平衡之中長期經濟增長。此外，國內富裕階級正快速增加。人民幣升值，加上消費、房屋需求及外遊等料將上升，亦有助本港經濟持續向好。

展望 *(續)*

年內，香港經濟增長強勁：本地生產總值升幅較預期高，帶動家庭收入上升；失業率下降並處於六年低位。財富增長刺激私人消費，零售業收入增加。政府剛公佈之財政預算案，有利維持穩固之經濟增長，加強香港競爭力及改善人民整體生活水平，給予潛在物業買家及已置業人士一個正面訊息。本地經濟持續增長、消費者信心增強、出生數字及結婚數字上升，有助提升各類住宅物業需求。特別是市場對優質物業需求強勁，此趨勢料將持續。此外，銀行提供按揭優惠及極具吸引之按揭息率，住宅物業市場前景一片明朗。

集團將繼續充分準備，掌握市場良機。集團亦將繼續一貫政策，選擇性地添置土地，以期達至最佳的盈利前景，並提高產品及服務質素，讓顧客享受到更優質的生活。集團並將購入優質地皮，以提升利潤及為股東們增值。董事會對集團中長期前景充滿信心。

員工與管理層

本人謹藉此機會代表董事會，感謝各員工對集團的承擔、貢獻及支持。本人亦對董事會同寅的指導及睿智建議，深致謝意。

主席
黃志祥

香港，二零零七年三月二十日

精簡綜合收益表

截至二零零六年十二月三十一日止六個月

	附註	六個月止 二零零六年 十二月三十一日 (未經審核) 港元	二零零五年 十二月三十一日 (未經審核 及重列) 港元
營業額	4	**1,147,963,393**	918,562,211
銷售成本		**(34,178,427)**	(7,407,480)
直接費用		**(388,533,145)**	(282,535,647)
		725,251,821	628,619,084
其他收益		**48,445,236**	24,655,845
投資物業公平值增加	12	**710,801,516**	434,829,304
買賣證券公平值變動所產生之收益		**132,734,760**	45,021,965
出售可供出售之投資所得之虧損		**–**	(920,856)
行政費用		**(260,377,560)**	(230,341,110)
財務收益	5	**184,497,837**	91,264,166
財務成本	6	**(294,084,901)**	(186,580,431)
財務成本淨額		**(109,587,064)**	(95,316,265)
應佔聯營公司業績	7	**503,795,406**	381,061,805
除稅前溢利	8	**1,751,064,115**	1,187,609,772
所得稅項	9	**(193,171,892)**	(116,959,770)
期內溢利		**1,557,892,223**	1,070,650,002
應佔溢利：			
本公司權益持有人		**1,519,137,234**	1,066,392,290
少數股東權益		**38,754,989**	4,257,712
		1,557,892,223	1,070,650,002
股息	10	**1,347,557,347**	491,050,421
每股盈利	11		
基本		**34.68仙**	24.73仙
攤薄		**33.64仙**	24.19仙

精簡綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年十二月三十一日（未經審核）港元	二零零六年六月三十日（經審核及重列）港元
非流動資產			
投資物業	12	**21,420,807,655**	20,663,840,276
酒店物業	13	**846,563,290**	820,861,230
物業、廠房及設備	14	**65,906,303**	67,288,392
預付土地租賃款項－非流動		**414,894,570**	402,334,101
投資聯營公司權益	15	**4,713,235,735**	4,911,549,151
可供出售之投資		**3,565,314,627**	3,089,496,220
借予聯營公司款項		**8,221,704,796**	8,122,751,555
借予被投資公司款項		**14,357,587**	16,232,009
應收遠期貸款		**148,342,517**	181,444,485
		39,411,127,080	38,275,797,419
流動資產			
發展中物業		**18,309,961,641**	15,423,272,565
未售樓宇存貨		**2,177,449,976**	2,208,033,690
酒店存貨		**23,441,828**	22,183,233
預付土地租賃款項－流動		**4,661,743**	4,495,355
買賣證券		**794,089,191**	661,354,050
應收聯營公司款項		**883,149,029**	898,869,248
應收貿易賬款及其他應收	16	**1,370,271,985**	6,230,059,015
應收遠期貸款之本期部分		**8,562,379**	8,474,210
可收回稅款		**238,541,800**	239,375,867
有限制銀行存款		**152,556,808**	259,592,141
定期存款、銀行存款及現金		**4,552,256,841**	2,972,714,890
		28,514,943,221	28,928,424,264
流動負債			
應付貿易賬款及其他應付	17	**2,850,545,629**	3,104,271,846
應付聯營公司款項		**616,163,200**	220,601,970
應付稅項		**756,938,585**	909,913,711
遠期有抵押銀行貸款之本期部分	18	**309,407,000**	411,826,470
銀行貸款			
－有抵押	18	**2,331,652,534**	1,998,942,600
－無抵押	18	**500,000,000**	1,100,000,000
其他有抵押貸款		**18,147,923**	17,413,760
財務擔保合約－流動		**2,809,052**	2,749,253
		7,385,663,923	7,765,719,610
流動資產淨額		**21,129,279,298**	21,162,704,654
資產總額減流動負債		**60,540,406,378**	59,438,502,073
資本及儲備			
股本	19	**4,562,406,648**	4,303,699,473
股份溢價及儲備		**38,484,809,340**	35,442,627,530
本公司權益持有人應佔權益		**43,047,215,988**	39,746,327,003
少數股東權益		**78,466,485**	39,711,496
股東權益總額		**43,125,682,473**	39,786,038,499
非流動負債			
遠期銀行貸款－到期日超過一年	18	**12,657,136,205**	13,365,819,870
可換股債券	20	**573,731,277**	2,221,745,487
遞延稅項		**2,001,404,430**	1,885,620,255
聯營公司提供之借款		**1,946,771,033**	1,928,166,722
少數股東提供之借款		**230,123,691**	245,338,927
財務擔保合約－非流動		**5,557,269**	5,772,313
		17,414,723,905	19,652,463,574
		60,540,406,378	59,438,502,073

精簡綜合股東權益變動表

截至二零零六年十二月三十一日止六個月

	本公司權益持有人應佔權益									
	股本 港元	股份溢價 港元	資本贖回儲備 港元	確認可換股債券之股本部分 港元	投資重估儲備 港元	匯兌儲備 港元	保留溢利 港元	合計 港元	少數股東權益 港元	合計 港元
於二零零五年七月一日	4,348,057,662	11,080,547,676	192,050,000	182,663,817	192,369,410	(10,381,959)	18,726,418,037	34,711,724,643	27,236,028	34,738,960,671
可供出售之投資公平值變動所產生之虧損	–	–	–	–	(63,213,343)	–	–	(63,213,343)	–	(63,213,343)
換算香港以外地區業務賬目而產生之匯兌差額	–	–	–	–	–	40,484,033	–	40,484,033	–	40,484,033
於股東權益直接確認之(支出)收益淨額	–	–	–	–	(63,213,343)	40,484,033	–	(22,729,310)	–	(22,729,310)
期內溢利	–	–	–	–	–	–	1,066,392,290	1,066,392,290	4,257,712	1,070,650,002
出售時撥回之重估儲備	–	–	–	–	730,032	–	–	730,032	–	730,032
期內確認之收益及支出總額	–	–	–	–	(62,483,311)	40,484,033	1,066,392,290	1,044,393,012	4,257,712	1,048,650,724
代替現金股息所發行之股份	51,113,586	–	–	–	–	–	–	51,113,586	–	51,113,586
代替現金股息所發行股份之溢價	–	374,151,437	–	–	–	–	–	374,151,437	–	374,151,437
發行股份費用	–	(30,000)	–	–	–	–	–	(30,000)	–	(30,000)
購回並註銷股份	(82,676,000)	–	82,676,000	–	–	–	(742,768,393)	(742,768,393)	–	(742,768,393)
已付少數股東之股息	–	–	–	–	–	–	–	–	(20,000,000)	(20,000,000)
二零零五年度末期股息	–	–	–	–	–	–	(491,050,421)	(491,050,421)	–	(491,050,421)
於二零零五年十二月三十一日	4,316,495,248	11,454,669,113	274,726,000	182,663,817	129,886,099	30,102,074	18,558,991,513	34,947,533,864	11,493,740	34,959,027,604
於二零零六年六月三十日	4,303,699,473	11,836,971,210	323,938,000	174,120,907	468,533,683	81,608,822	22,556,981,054	39,745,853,149	39,711,496	39,785,564,645
會計政策變動之影響(附註3)	–	–	–	–	–	–	473,854	473,854	–	473,854
於二零零六年六月三十日－重列	4,303,699,473	11,836,971,210	323,938,000	174,120,907	468,533,683	81,608,822	22,557,454,908	39,746,327,003	39,711,496	39,786,038,499
可供出售之投資公平值變動所產生之收益	–	–	–	–	462,370,358	–	–	462,370,358	–	462,370,358
換算香港以外地區業務賬目而產生之匯兌差額	–	–	–	–	–	47,626,146	–	47,626,146	–	47,626,146
於股東權益直接確認之收益	–	–	–	–	462,370,358	47,626,146	–	509,996,504	–	509,996,504
期內溢利	–	–	–	–	–	–	1,519,137,234	1,519,137,234	38,754,989	1,557,892,223
期內確認之收益總額	–	–	–	–	462,370,358	47,626,146	1,519,137,234	2,029,133,738	38,754,989	2,067,888,727
代替現金股息所發行之股份	70,548,824	–	–	–	–	–	–	70,548,824	–	70,548,824
代替現金股息所發行股份之溢價	–	962,568,160	–	–	–	–	–	962,568,160	–	962,568,160
發行股份費用	–	(432,819)	–	–	–	–	–	(432,819)	–	(432,819)
購回並註銷股份	(5,898,000)	–	5,898,000	–	–	–	(80,069,151)	(80,069,151)	–	(80,069,151)
兌換可換股債券所發行之股份	194,056,351	1,631,186,336	–	(158,545,107)	–	–	–	1,666,697,580	–	1,666,697,580
二零零六年度末期股息	–	–	–	–	–	–	(1,347,557,347)	(1,347,557,347)	–	(1,347,557,347)
於二零零六年十二月三十一日	4,562,406,648	14,430,292,887	329,836,000	15,575,800	930,904,041	129,234,968	22,648,965,644	43,047,215,988	78,466,485	43,125,682,473

精簡綜合現金流量表

截至二零零六年十二月三十一日止六個月

	六個月止 二零零六年 十二月三十一日 (未經審核) *港元*	 二零零五年 十二月三十一日 (未經審核) *港元*
來自(用於)經營業務之現金淨額	**2,635,940,432**	(2,270,752,740)
來自(用於)投資業務之現金淨額	**882,291,467**	(1,192,365,300)
(用於)來自融資業務之現金淨額	**(1,941,309,481)**	2,139,049,581
現金及現金等值增加(減少)淨額	**1,576,922,418**	(1,324,068,459)
期初之現金及現金等值	**2,972,714,890**	2,723,398,734
匯兑率改變之影響	**2,619,533**	(3,419,594)
期終之現金及現金等值	**4,552,256,841**	1,395,910,681
現金及現金等值結餘之分析：		
定期存款、銀行存款及現金	**4,552,256,841**	1,400,474,681
銀行透支	**–**	(4,564,000)
	4,552,256,841	1,395,910,681

1. 編製基準

本精簡綜合財務報告書乃根據香港聯合交易所有限公司證券上市規則附錄16內適用之披露規定及香港會計師公會（「香港會計師公會」）頒佈之香港會計準則第34號*「中期財務報告」*之規定編製。

2. 主要會計政策

本精簡綜合財務報告書乃按過往採用之成本慣例編製，惟投資物業及若干金融工具按公平值計算。

除以下所述外，編製此精簡綜合財務報告書所採納會計政策與截至二零零六年六月三十日止年度本集團之財務報告書所採納均屬一致。

於本期間，本集團首次應用由香港會計師公會頒佈並於本會計期間生效之多項新訂準則、修訂及詮釋（「新香港財務報告準則」）。採納新香港財務報告準則導致本集團於以下會計政策出現變動並對本期或以往會計期間之業績及財務狀況之編製與呈列方式構成影響：

財務擔保合約

於本期間，本集團已應用於二零零六年一月一日或之後開始之年度期間生效之香港會計準則第39號及香港財務報告準則第4號（修訂）*「財務擔保合約」*。

根據香港會計準則第39號*「金融工具：確認及計量」*，財務擔保合約被定義為：合約發行者根據某項債務工具原有或經修改之條款，因某特定債務人於到期日未能償還款項而需支付特定款項以補償合約持有者招致之損失之一項合約。

於二零零六年一月一日以前，財務擔保合約並沒有根據香港財務報告準則第4號*「保險合約」*入賬，而是披露為或然負債。財務擔保之撥備只會於頗有可能會有資源流出以支付財務擔保責任，而該數額能確切地估計下確認。

於採納這些修訂時，由本集團所發行而非指定為透過損益以公平值釐定之財務擔保合約，於首次確認時以其公平值減應佔發行財務擔保合約之交易成本列賬。於首次確認後，本集團以下列較高者計量財務擔保合約：(i)根據香港會計準則第37號*「撥備、或然負債及或然資產」*釐定之數額；及(ii)首次確認之數額減根據香港會計準則第18號*「收益」*而確認之累計攤銷（如適用）。

財務擔保合約之公平值被借款人列賬為有關借款之交易成本並於擔保期限內以實際利率法攤銷。

2. 主要會計政策 *(續)*

財務擔保合約 *(續)*

有關聯營公司需要償還貸款而給予銀行之財務擔保合約，本集團已採納香港會計準則第39號之有關過渡性條文。財務擔保合約在授出日期之公平值為10,350,600港元，即被視為向聯營公司作出之注資，並於投資聯營公司權益之賬面值已予調整。於二零零五年七月一日，未攤銷數額為250,874港元之財務擔保合約已確認為財務負債，並於投資聯營公司權益之賬面值調整。此項會計政策之變動導致期內溢利增加(有關財務影響見附註3)。

3. 會計政策變動之影響概要

附註2所述之會計政策變動對本期及前期業績之影響如下：

(a) 於業績及收益表之項目

	六個月止 二零零六年 十二月三十一日 *港元*	六個月止 二零零五年 十二月三十一日 *港元*
包括於財務收益中之財務擔保合約攤銷之收益	**1,356,245**	35,530
應佔聯營公司業績減少	**(110,684)**	(35,530)
期內溢利增加	**1,245,561**	—

(b) 採納新香港財務報告準則於二零零六年六月三十日之累計影響概述如下：

	於二零零六年六月三十日(原列) *港元*	香港會計準則第39號及香港財務報告準則第4號(修訂)之影響 *港元*	於二零零六年六月三十日(重列) *港元*
資產負債表項目			
投資聯營公司權益	4,902,553,731	8,995,420	4,911,549,151
財務擔保合約	—	(8,521,566)	(8,521,566)
資產及負債合計影響		473,854	
保留溢利	22,556,981,054	473,854	22,557,454,908
股東權益合計影響		473,854	

截至二零零六年六月三十日止年度，本集團之若干聯營公司已將財務擔保費用為473,854港元撥充發展中物業成本。

3. 會計政策變動之影響概要 *(續)*

(c) 採納新香港財務報告準則對本集團之股東權益於二零零五年七月一日並沒有影響。

本集團並無提早應用下列已頒佈但未生效之新準則、修訂或詮釋。本公司之董事預期應用該等準則、修訂或詮釋對本集團之業績及財務狀況並無重大影響。

香港會計準則第1號(修訂)	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港財務報告準則第8號	營運分部[2]
香港(國際財務滙報準則詮釋委員會)－詮釋第10號	中期財務報告及減值[3]
香港(國際財務滙報準則詮釋委員會)－詮釋第11號	香港財務報告準則第2號「集團及庫存股份交易」[4]
香港(國際財務報告準則詮釋委員會)－詮釋第12號	服務經營權安排[5]

[1] 於二零零七年一月一日或之後開始之年度期間生效。
[2] 於二零零九年一月一日或之後開始之年度期間生效。
[3] 於二零零六年十一月一日或之後開始之年度期間生效。
[4] 於二零零七年三月一日或之後開始之年度期間生效。
[5] 於二零零八年一月一日或之後開始之年度期間生效。

4. 分部資料

業務分部

作為管理用途，本集團目前由五個經營分區組成－物業、證券投資、財務、酒店及物業管理及服務。以本集團申報其主要分部資料為基準之經營分區如下：

二零零六年十二月三十一日止六個月

	物業 *港元*	證券投資 *港元*	財務 *港元*	酒店 *港元*	物業管理及服務 *港元*	抵銷 *港元*	綜合 *港元*
營業額							
物業租賃	559,892,381	–	–	–	–	–	559,892,381
物業銷售	92,869,750	–	–	–	–	–	92,869,750
酒店經營	–	–	–	197,501,494	–	–	197,501,494
管理服務	34,492,860	–	–	–	226,289,598	–	260,782,458
股票投資及買賣	–	28,575,854	–	–	–	–	28,575,854
財務	–	–	8,341,456	–	–	–	8,341,456
	687,254,991	28,575,854	8,341,456	197,501,494	226,289,598	–	1,147,963,393
其他收益	13,537,772	18,500,267	1,695,059	61,596	14,650,542	–	48,445,236
內部分部銷售*	–	–	–	–	11,802,678	(11,802,678)	–
總額	700,792,763	47,076,121	10,036,515	197,563,090	252,742,818	(11,802,678)	1,196,408,629
分部業績	1,245,026,063	179,810,881	10,036,515	97,893,365	84,466,509	–	1,617,233,333
未分配企業支出							(260,377,560)
財務成本淨額							(109,587,064)
應佔聯營公司業績							503,795,406
除稅前溢利							1,751,064,115
所得稅項							(193,171,892)
期內溢利							1,557,892,223

4. 分部資料 *(續)*

業務分部 *(續)*

二零零五年十二月三十一日止六個月

	物業 *港元*	證券投資 *港元*	財務 *港元*	酒店 *港元*	物業管理及服務 *港元*	抵銷 *港元*	綜合 *港元* (重列)
營業額							
物業租賃	491,000,757	–	–	–	–	–	491,000,757
物業銷售	15,591,800	–	–	–	–	–	15,591,800
酒店經營	–	–	–	151,255,955	–	–	151,255,955
管理服務	33,618,534	–	–	–	184,871,090	–	218,489,624
股票投資及買賣	–	33,900,714	–	–	–	–	33,900,714
財務	–	–	8,323,361	–	–	–	8,323,361
	540,211,091	33,900,714	8,323,361	151,255,955	184,871,090	–	918,562,211
其他收益	8,218,195	7,852,918	631,858	137,731	7,815,143	–	24,655,845
內部分部銷售*	–	–	–	–	11,419,811	(11,419,811)	–
總額	548,429,286	41,753,632	8,955,219	151,393,686	204,106,044	(11,419,811)	943,218,056
分部業績	879,953,090	85,337,678	8,955,219	77,792,183	80,167,172	–	1,132,205,342
未分配企業支出							(230,341,110)
財務成本淨額							(95,316,265)
應佔聯營公司業績							381,061,805
除稅前溢利							1,187,609,772
所得稅項							(116,959,770)
期內溢利							1,070,650,002

* *內部分部銷售乃按照雙方協定之成本加邊際利潤基準計算。*

5. 財務收益

	六個月止 二零零六年 十二月三十一日 *港元*	六個月止 二零零五年 十二月三十一日 *港元* (重列)
利息收益來自：		
借予聯營公司之款項	**34,888,412**	15,392,974
借予被投資公司之款項	**3,528,711**	3,515,134
銀行存款	**35,915,156**	19,381,170
借予聯營公司之非流動免息款項之估算利息收益	**108,809,313**	52,939,358
財務擔保收益	**1,356,245**	35,530
	184,497,837	91,264,166

6. 財務成本

	六個月止	
	二零零六年十二月三十一日	二零零五年十二月三十一日
	港元	*港元*
須於五年內全數償還之銀行及其他貸款之利息支出	**399,585,124**	209,781,484
可換股債券之實際利息費用	**21,162,004**	45,894,797
聯營公司提供之非流動免息借款之估算利息費用	**30,700,501**	13,479,015
貨款融資之安排費用及財務開支	**11,308,458**	12,125,452
	462,756,087	281,280,748
減：已撥充發展中物業成本之數額	**(168,671,186)**	(94,700,317)
	294,084,901	186,580,431

7. 應佔聯營公司業績

應佔聯營公司業績包括聯營公司投資物業公平值增加149,858,769港元 *(二零零五年十二月三十一日止六個月：341,525,913港元)* 已於損益表內確認。

8. 除税前溢利

	六個月止	
	二零零六年十二月三十一日	二零零五年十二月三十一日
	港元	*港元*
除税前溢利已扣除(計入)下列項目：		
預付土地租賃款項攤銷	**2,289,276**	2,132,615
酒店存貨成本確認	**21,347,986**	16,130,103
業主經營之酒店物業折舊費用	**4,610,086**	4,294,606
物業、廠房及設備折舊	**10,272,831**	7,231,840
出售物業、廠房及設備之收益	**(11,623)**	(167,677)
出售投資物業之虧損	**526,234**	517,183
應佔聯營公司税項(包括在應佔聯營公司業績)	**93,776,592**	46,979,250

9. 所得稅項

	六個月止	
	二零零六年十二月三十一日	二零零五年十二月三十一日
	港元	*港元*
支出包括：		
本公司及其附屬公司稅項		
香港利得稅	**55,200,351**	40,829,459
海外	**24,515,537**	11,991,498
	79,715,888	52,820,957
遞延稅項	**113,456,004**	64,138,813
	193,171,892	116,959,770

香港利得稅乃根據期內之估計應課稅溢利按稅率17.5%計算 *(二零零五年十二月三十一日止六個月：17.5%)*。

中華人民共和國及其他地區之稅項乃根據本集團經營業務之國家及地區之適用稅率計算。

稅務局就一間全資附屬公司信和財務有限公司(「信和財務」)一九九五／九六至一九九九／二零零零之課稅年度進行稅務查詢，並發出合共大約326,160,000港元額外評稅通知單予信和財務，信和財務已向稅務局提出反對。稅務局同意緩繳此稅務徵稅但須為該課稅年度購買約109,940,000港元儲稅券，本集團已購買有關之儲稅券。考慮稅務顧問之意見後，董事會認為鑑於此等稅務查詢仍處於資料搜集階段，現階段無法準確預測查詢結果，因此，並無為此而作出撥備。

稅務局又就一間全資附屬公司城邦有限公司(「城邦」)一九九八／九九至二零零一／零二之課稅年度進行稅務查詢，並發出大約263,438,000港元額外評稅通知單予城邦，城邦已向稅務局提出反對。稅務局同意緩繳此稅務徵稅但須為該課稅年度購買約131,719,000港元之儲稅券，本集團已購買有關之儲稅券。考慮稅務顧問之意見後，董事會相信城邦有足夠理據對稅務局發出之評稅提出異議，因此，並無為此而作出撥備。

10. 股息

	六個月止	
	二零零六年十二月三十一日	二零零五年十二月三十一日
	港元	*港元*
二零零六年六月三十日止年度末期息每股30港仙 *(二零零五年六月三十日止年度：每股11.5港仙)*，每股附有以股代息認購權	**1,347,557,347**	491,050,421

董事會宣佈派發截至二零零六年十二月三十一日止六個月之中期息每股8.5港仙 *(二零零五年十二月三十一日止六個月：8.5港仙)* 予於二零零七年四月十八日登記在本公司股東名冊之股東。

11. 每股盈利

本公司權益持有人應佔之每股基本及攤薄後盈利乃根據下列數據計算：

	六個月止	
	二零零六年十二月三十一日	二零零五年十二月三十一日
	港元	*港元*
用以計算每股基本盈利之盈利	**1,519,137,234**	1,066,392,290
可能有攤薄影響之普通股：		
除稅後財務成本減少淨額	**17,458,654**	42,340,110
用以計算每股攤薄後盈利之盈利	**1,536,595,888**	1,108,732,400
	股份數目	股份數目
用以計算每股基本盈利之普通股之加權平均數	**4,379,840,211**	4,311,801,841
可能有攤薄影響之普通股：		
可換股債券	**188,502,151**	271,002,710
用以計算每股攤薄後盈利之普通股之加權平均數	**4,568,342,362**	4,582,804,551

12. 投資物業

本集團之投資物業已於二零零六年十二月三十一日由卓德萊坊測量師行有限公司(與本集團並無關聯之獨立測計師)按公平值估值。此估值乃根據相若物業最近之市場價格作參考，並與國際估值基準同屬一致。

13. 酒店物業

二零零六年十二月三十一日止六個月期間內，並無新增之酒店物業 *(二零零五年十二月三十一日止六個月：19,856,379港元)*。

14. 物業、廠房及設備

二零零六年十二月三十一日止六個月期間內，新增之物業、廠房及設備為7,799,588港元 *(二零零五年十二月三十一日止六個月：6,924,038港元)*。

15. 投資聯營公司權益

	二零零六年十二月三十一日 *港元*	二零零六年六月三十日 *港元* (重列)
投資聯營公司之成本值－無牌價股份	**2,209,661,487**	2,123,973,795
應佔收購後溢利	**2,361,075,532**	2,645,076,640
商譽	**142,498,716**	142,498,716
	4,713,235,735	4,911,549,151

稅務局就本集團之聯營公司坤貿有限公司(「坤貿」)之全資附屬公司廣滔投資有限公司(「廣滔」)由一九九四／九五至二零零二／零三之課稅年度及Erleigh Investment Limited之全資附屬公司Murdoch Investments Inc.(「MII」)就其若干貸款利息及相關費用之扣減由一九九四／九五至一九九九／二零零零之課稅年度進行稅務查詢，並分別發出合共大約396,088,000港元及71,109,000港元額外評稅通知單予廣滔及MII，廣滔及MII已向稅務局提出反對。稅務局同意緩繳此稅務徵稅但須為該課稅年度購買分別約為212,061,000港元及18,212,000港元之儲稅券，本集團已購買有關儲稅券。於二零零六年十二月三十一日本集團應佔該額外稅款數額估計分別大約為99,022,000港元及31,999,000港元。聯同稅務顧問意見，廣滔及MII管理層確定其堅決反對稅務局發出之有關評稅及已向稅務局呈交有關融資貸款之資料及文件。鑑於稅務局仍未能就有關之回覆作出回應，廣滔及MII管理層認為現階段無法準確預測此課稅／上訴之結果，因此，廣滔及MII之財務報告書並無為此作出撥備。

本公司之董事會已知悉上述事件及提出查詢。董事會認為上述事件並無重大進展及改變。

16. 應收貿易賬款及其他應收

應收貿易賬款及其他應收包括應收貿易賬款533,004,955港元（*二零零六年六月三十日：5,436,281,700港元*），此等應收貿易賬款主要為預開發票及預期見票兌付之應收租金及應收物業銷售收入。

於報告日之應收貿易賬款之賬齡分析如下：

	二零零六年十二月三十一日 *港元*	二零零六年六月三十日 *港元*
0 － 30日	**474,876,869**	5,386,330,566
31 － 60日	**24,877,289**	8,295,315
61 － 90日	**9,712,467**	5,225,874
超過90日	**23,538,330**	36,429,945
	533,004,955	5,436,281,700

超過90日之應收貿易賬款為23,538,330港元（*二零零六年六月三十日：36,429,945港元*）足以被所收該等客戶之租金訂金所保障，根據本集團之撥備政策，毋須為該等應收賬款作出撥備。

17. 應付貿易賬款及其他應付

應付貿易賬款及其他應付包括應付貿易賬款196,008,750港元（*二零零六年六月三十日：67,235,719港元*）。

於報告日之應付貿易賬款之賬齡分析如下：

	二零零六年十二月三十一日 *港元*	二零零六年六月三十日 *港元*
0 － 30日	**41,719,013**	28,235,978
31 － 60日	**19,741,611**	13,355,250
61 － 90日	**2,855,790**	6,314,353
超過90日	**131,692,336**	19,330,138
	196,008,750	67,235,719

18. 銀行借款

期內，本集團取得新銀行貸款為2,122,684,163港元。貸款利息按市場利率計算。所得款項已作償還銀行貸款。

19. 股本

	每股面值 1.00港元 之普通股 股份數目	面值 *港元*
法定股本：		
於二零零六年七月一日及十二月三十一日	6,000,000,000	6,000,000,000
已發行及繳足股本：		
於二零零六年七月一日	4,303,699,473	4,303,699,473
代替現金股息所發行之股份	70,548,824	70,548,824
兑換可換股債券所發行之股份	194,056,351	194,056,351
購回並註銷股份	(5,898,000)	(5,898,000)
於二零零六年十二月三十一日	**4,562,406,648**	**4,562,406,648**

期內，本公司以總代價77,333,967港元於聯交所購回本公司5,654,000股每股面值1.00港元之普通股。該等股份其後已註銷。244,000股普通股於截至二零零六年六月三十日止財務年度期間回購之股份，於本中期年度內註銷。註銷股份之面值已撥入資本贖回儲備，而代價總額則自保留溢利支付。

於二零零六年十二月十四日，本公司按每股發行價14.644港元，合共發行及配發70,548,824股每股面值1.00港元之普通股股份，以代替現金股息，作為二零零六年度之末期息。

期內，面值為1,790,170,000港元之可換股債券以每股9.225港元之發行兑換價被兑換為194,056,351股本公司每股面值1.00港元之普通股股份。

期內發行之股份在各方面與現時股份均享有同等權益。

20. 可換股債券

於二零零四年十一月三十日，本公司之全資附屬公司 Getsmart Finance Limited (「Getsmart」) 發行面值2,500,000,000港元於二零零九年十一月到期之一厘六二五定息可換股債券 (「二零零九債券」)。該債券可於二零零四年十二月三十日至二零零九年十月三十日止期間內，隨時按每股9.225港元之發行兑換價 (可予反攤薄調整) 兑換本公司之普通股股份。期內，本公司根據可換股債券合約之反攤薄條款，兑換價已由每股9.225港元調整為每股9.10港元。兑換價之調整已於二零零六年十二月十四日生效。

於二零零七年十一月三十日，所有或部分二零零九債券持有人可選擇以面值加應計利息贖回債券。假設於任何時間二零零九債券之尚餘合共面值少於原先發行之合共面值之10%，Getsmart可選擇以面值加應計利息贖回尚餘全部但非部分債券。而且，倘若Getsmart符合若干要求可於二零零七年十一月三十日當日或期後任何時間至二零零九年十一月三十日以前不可少於七個營業日，有權兑換全部但非部分之債券為股份。

20. 可換股債券 *(續)*

期內，可換股債券之負債部分之變動呈列如下：

	六個月止 二零零六年 十二月三十一日 *港元*
於七月一日之負債部分	2,221,745,487
兌換	(1,666,697,580)
扣除利息 *(附註6)*	21,162,004
已付利息	(2,478,634)
於十二月三十一日之負債部分	**573,731,277**

期內已兌換之可換股債券面值為1,790,170,000港元及於二零零六年十二月三十一日之尚餘面值為613,370,000港元。

21. 資產按揭

(a) 於二零零六年十二月三十一日，本集團以若干有牌價投資、物業、定期存款及銀行存款作為抵押，所取得之銀行貸款及其他貸款融資合共20,061,581,773港元 *(二零零六年六月三十日：20,990,850,860港元)*。於上述結算日已被動用之貸款為13,526,879,523港元 *(二零零六年六月三十日：14,726,141,360港元)*。

(b) 於二零零六年十二月三十一日，若干聯營公司投資及借予若干聯營公司款項之利益已抵押或轉讓，以取得銀行或財務機構提供予該等公司之貸款融資。本集團應佔該等融資之數額達4,537,050,000港元 *(二零零六年六月三十日：4,836,383,781港元)*，其中3,680,550,000港元 *(二零零六年六月三十日：4,067,383,781港元)* 已被動用並由本公司擔保。

22. 承擔及或然負債

於資產負債表結算日，本集團未於財務報告書撥備之承擔及或然負債如下：

	二零零六年 十二月三十一日 *港元*	二零零六年 六月三十日 *港元*
(a) 物業發展費用之承擔：		
已批准但未簽約	**135,414,705**	62,054,172
已簽約但未撥備	**4,388,916,144**	2,800,447,836
	4,524,330,849	2,862,502,008

22. 承擔及或然負債 *(續)*

	二零零六年十二月三十一日 *港元*	二零零六年六月三十日 *港元*
應佔聯營公司物業發展費用之承擔：		
已批准但未簽約	**876,636**	–
已簽約但未撥備	**62,193,059**	152,273,820
	63,069,695	152,273,820
應佔聯營公司因稅務事項所產生之或然負債	**131,021,000**	131,021,000
就聯營公司已動用之銀行貸款作出之擔保	**3,680,550,000**	4,067,383,781

本精簡綜合財務報告書內，擔保數額中8,366,321港元(*二零零六年六月三十日(重列)：8,521,566港元*)已確認為財務擔保合約。

(b) 有關本公司及其全資附屬公司Mariner International Hotels Limited(統稱「信和」)與恒隆集團有限公司及其附屬公司Atlas Limited(統稱「恒隆」)，就收購一間擁有新界荃灣油柑頭物業(用以發展成為一間酒店)之公司之法律訴訟，終審法院於二零零七年二月五日就信和針對恒隆提出之上訴宣佈判決，裁定信和下列各項上訴得直：(i)宣告高等法院及上訴庭之判決無效；(ii)宣告恒隆違反協議；(iii)下令恒隆退還按金連同利息予信和(如未能議定則由高等法院作出評估)；(iv)將信和損害賠償交由高等法院作出評估；及(v)指示(各級)司法程序產生之費用由各訂約方以書面陳詞處理。

於二零零七年二月六日，恒隆償還按金總額合共321,000,000港元予信和。由於法院對此訴訟之損害賠償、利息及費用並未議定或處理，因此，信和並未為此等款項於財務報告內列賬。

23. 結算日後之事項

於二零零六年十二月三十一日，總額1,886,630,000港元之二零零九年到期可換債券(「債券」)已兑換為204,512,718股之信和置業普通股。於中期年度完結後，另收到已將549,120,000港元之債券兑換為60,342,854普通股的通知，餘下之債券結餘為64,250,000港元，或為原債券本金數額之2.57%。根據債券條款第8.3條，若餘下之債券結餘總值少於原發行債券本金總值之10%，債券發行人可選擇提早贖回所有債券。故發行人已向信託及委託人發出通知，行使其贖回餘下結餘之債券的選擇權。

截止過戶日期

本公司將由二零零七年四月十六日至二零零七年四月十八日，首尾兩天包括在內，暫停辦理股份過戶登記手續。二零零七年四月十八日辦公時間結束時為中期股息之記錄日期。

要取得獲派中期股息之資格，各股東最遲須於二零零七年四月十三日下午四時三十分前，將一切過戶文件連同有關股票送達本公司之股票登記處－標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，辦理登記手續。

購買、售賣或贖回本公司之上市證券

中期年度內，本公司以總代價77,333,967港元於香港聯合交易所有限公司購回本公司5,654,000股普通股。董事會作出股份回購是為提高股東利益。購回詳情如下：

購回月份	購回普通股總數	購回每股最高價	購回每股最低價	總代價
		港元	*港元*	*港元*
二零零六年九月	620,000	13.68	13.38	8,405,065
二零零六年十月	5,034,000	13.76	13.46	68,928,902
	5,654,000			77,333,967

所有回購股份已於本中期年度內交付股票及註銷股份。244,000股普通股於截至二零零六年六月三十日止財務年度期間回購之股份，於本中期年度內註銷。中期年度內註銷之所有股份，面值總額5,898,000港元已撥入資本贖回儲備，而有關代價總額80,069,151港元則由本公司之保留溢利支付。

除以上所列，本公司及其各附屬公司於本中期年度內並無購買、售賣或贖回本公司之任何上市證券。

董事權益

股份權益

根據證券及期貨條例(「證券條例」)第XV部第352條規定備存的登記冊記載，或依據載於香港聯合交易所有限公司證券上市規則(「上市規則」)內上市公司董事進行證券交易的標準守則(「標準守則」)，通知本公司及香港聯合交易所有限公司，董事於二零零六年十二月三十一日在本公司及證券條例下所指相聯法團的股份、相關股份及債權證中擁有的權益及淡倉載列如下：

(甲) 本公司股份之好倉

董事姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃志祥先生	2,789,090	124,535股為實益擁有及 2,664,555股為配偶權益	0.06%
夏佳理議員，GBS, CVO, OBE, JP	1,044,095	實益擁有人	0.02%
盛智文博士，GBS, JP	—	—	—
李民橋先生	—	—	—
傅育寧博士	—	—	—
唐國通先生	—	—	—
余惠偉先生	—	—	—
鄧永鏞先生	—	—	—
黃永光先生	71,389	實益擁有人	≃ 0%

(乙) 相聯法團股份之好倉

(i) 控股公司

尖沙咀置業集團有限公司

董事姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃志祥先生	547,764	實益擁有人	0.03%
夏佳理議員，GBS, CVO, OBE, JP	60,000	實益擁有人	≃ 0%
盛智文博士，GBS, JP	—	—	—
李民橋先生	—	—	—
傅育寧博士	—	—	—
唐國通先生	—	—	—
余惠偉先生	—	—	—
鄧永鏞先生	—	—	—
黃永光先生	—	—	—

股份權益 *(續)*

(乙) 相聯法團股份之好倉 *(續)*

(ii) 聯營公司

由於黃志祥先生經受控公司持有下列公司股份權益，因而被視為擁有下列公司權益：

聯營公司名稱	普通股數目	所佔已發行股份百分比
駿商有限公司	50 *(附註 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(附註 1 & 3)*	100%
Dramstar Company Limited	440 *(附註 1 & 4)*	44%
蓊滔有限公司	1 *(附註 1 & 5)*	50%
Erleigh Investment Limited	110 *(附註 1 & 5)*	55%
長誠財務有限公司	1 *(附註 1 & 5)*	50%
蓊都財務有限公司	5 *(附註 1 & 6)*	50%
蓊都置業有限公司	5,000 *(附註 1 & 6)*	50%
藍灣半島物業管理有限公司	10 *(附註 1 & 5)*	50%
旋翠有限公司	500,000 *(附註 1 & 5)*	50%
擴財有限公司	1 *(附註 1 & 7)*	50%
Murdoch Investments Inc.	2 *(附註 1 & 3)*	100%
允傑發展有限公司	20,000 *(附註 1 & 8)*	10%
Rich Century Investment Limited	500,000 *(附註 1 & 5)*	50%
銀寧投資有限公司	10 *(附註 1 & 5)*	50%
Sino Club Limited	2 *(附註 9)*	100%
信和停車場管理有限公司	450,000 *(附註 10)*	50%
信和地產代理有限公司	50,000 *(附註 10)*	50%

附註：

1. *Osborne Investments Ltd.(「Osborne」)乃Seaview Assets Limited全資附屬公司。Seaview Assets Limited是由黃志祥先生控制50%的Boswell Holdings Limited全資擁有。*
2. *股份由Osborne全資附屬公司Devlin Limited所持有。*
3. *股份由Osborne控制55%的Erleigh Investment Limited所持有。*
4. *股份由Osborne控制50%的旋翠有限公司所持有。*
5. *股份由Osborne所持有。*
6. *股份由Osborne全資附屬公司城姿有限公司所持有。*
7. *股份由Osborne全資附屬公司渤榮有限公司所持有。*
8. *股份由Osborne全資附屬公司Goegan Godown Limited所持有。*
9. *股份由Deansky Investments Limited控權50%的信和地產代理有限公司所持有。Deansky Investments Limited由黃志祥先生100%控權。*
10. *股份由Deansky Investments Limited所持有。*

除上文所披露者外，於二零零六年十二月三十一日，概無董事於本公司或任何相聯法團之股份、相關股份及債權證中，擁有或視作擁有任何權益或淡倉，並載於本公司依據證券條例第352條規定備存之登記冊內，或根據標準守則須知會本公司及香港聯合交易所有限公司。

具競爭性業務之權益

本公司披露，在本中期年度內，下列董事在從事業務與本集團之業務直接或間接競爭或可能競爭之公司中持有股份權益及／或身為該等公司之董事：

黃志祥先生於黃氏家族公司擁有股份權益及身為該等公司之董事，黃永光先生及唐國通先生亦為該等公司之董事。該等公司從事物業投資、項目發展及管理及／或酒店營運之業務。

夏佳理議員，GBS，CVO，OBE，JP，乃恒隆地產有限公司之獨立非執行董事、香港興業國際集團有限公司及和記港陸有限公司之非執行董事。該等公司從事物業投資、項目發展及管理及／或酒店營運之業務。

由於本公司董事會乃獨立於該等公司之董事會，亦有三名獨立非執行董事，故本集團有能力獨立地按公平基準進行其業務。

主要股東及其他股東權益

於二零零六年十二月三十一日，下列主要股東及其他股東於本公司股份及相關股份中，擁有須根據證券條例第XV部第336條所存置之登記冊內的權益及淡倉載列如下：

本公司股份之好倉

主要股東姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃廷方先生	2,491,447,502 *(附註 1、5 & 7)*	26,324,445股為實益擁有，3,505,599股為配偶權益及2,461,617,458股為受控法團權益	54.60%
尖沙咀置業集團有限公司	2,398,705,742 *(附註 1(a)、1(b), 5 & 7)*	1,113,953,343股為實益擁有及1,284,752,399股為受控法團權益	52.57%

本公司股份之好倉 *(續)*

其他股東姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
陳廷驊先生	331,252,344 *(附註 2 & 4)*	受控法團權益	7.26%
陳楊福娥女士	331,252,344 *(附註 2、3 & 4)*	配偶權益	7.26%
Xing Feng Investments Limited	331,252,344 *(附註 2 & 4)*	受控法團權益	7.26%
興智投資有限公司	331,252,344 *(附註 2 & 4)*	實益擁有人	7.26%
堅固資本控股有限公司	308,048,048	307,902,533股為保證權益及145,515股為實益擁有	6.75%
Spangle Investment Limited	297,390,905 *(附註 5)*	實益擁有人	6.51%
AllianceBernstein L.P.	259,361,900 *(附註 6)*	208,340,274股為投資經理及51,021,626股為受控法團權益	5.68%
嘉輝地產發展有限公司	240,303,933 *(附註 7)*	實益擁有人	5.26%

附註：

1. *關於受控法團所持之2,461,617,458股：*

   (a) *1,113,953,343股由黃廷方先生擁有71.75%股份權益之尖沙咀置業集團有限公司持有；*

   (b) (i) *34,155,182股由尖沙咀置業集團有限公司之全資附屬公司南隆地產發展有限公司控權95.23%之Orchard Centre Holdings (Private) Limited所持有；及*

   (ii) *1,250,597,217股由尖沙咀置業集團有限公司其他若干全資附屬公司持有(包括由Spangle Investment Limited所持有的297,390,905股 (附註 5) 及由嘉輝地產發展有限公司所持有的240,303,933股 (附註7))；及*

   (c) *62,911,716股由黃廷方先生控權100%之公司所持有 － 923股由Fanlight Investment Limited持有，26,460,540股由Karaganda Investments Inc.持有，1,164,176股由Orient Creation Limited持有，5,523,428股由Strathallan Investment Limited持有，16,647,696股由Strong Investments Limited持有，12,828,696股由Tamworth Investment Limited持有及286,257股由Transpire Investment Limited持有。*

主要股東及其他股東權益 *(續)*

本公司股份之好倉 *(續)*

2. *331,252,344股之好倉由興智投資有限公司持有。興智投資有限公司乃由陳廷驊先生控權100%的Xing Feng Investments Limited全資擁有。331,252,344股包括借出之120,700,000股股份。*

3. *陳楊福娥女士為陳廷驊先生的配偶，故被視為擁有陳先生所持有之股份權益。*

4. *陳廷驊先生、陳楊福娥女士、Xing Feng Investments Limited及興智投資有限公司所擁有之股份權益是重複的。*

5. *297,390,905股由尖沙咀置業集團有限公司之全資附屬公司Spangle Investment Limited持有。該股份於黃廷方先生及尖沙咀置業集團有限公司之股份權益是重複的。*

6. *51,021,626股被視為由AllianceBernstein L.P.控權100%之AllianceBernstein Corporation of Delaware所持有。*

7. *240,303,933股由尖沙咀置業集團有限公司之全資附屬公司嘉輝地產發展有限公司持有。該股份於黃廷方先生及尖沙咀置業集團有限公司之股份權益是重複的。*

除上文所披露者外，據本公司董事所知，於二零零六年十二月三十一日概無其他人士於本公司之股份及相關股份中擁有任何權益或淡倉，並載於本公司依據證券條例第336條規定備存之登記冊內，或是本公司之主要股東。

根據上市規則第13.22條之披露

本公司根據上市規則第13.22條披露以下關於聯屬公司所呈報之最近財政期間終結時之債務、資本承擔及或然負債。

	於 二零零六年 十二月三十一日 港元	於 二零零六年 六月三十日 港元
本集團應佔聯屬公司之總債務		
銀行貸款	**4,254,121,823**	3,929,683,782
其他貸款	**–**	137,700,000
	4,254,121,823	4,067,383,782
本集團提供之借款	**9,212,305,789**	9,188,411,604
	13,466,427,612	13,255,795,386

	於 二零零六年 十二月三十一日 港元	於 二零零六年 六月三十日 港元
本集團應佔聯屬公司之資本承擔		
已批准但未簽約	**876,636**	—
已簽約但未撥備	**62,193,059**	152,273,820
	63,069,695	152,273,820
本集團應佔聯屬公司之或然負債	**131,021,000**	131,021,000

附註：　上述之「聯屬公司」指集團之聯營公司。

遵守規章委員會

為加強本集團之企業管治，本公司於二零零四年八月三十日，成立遵守規章委員會。委員會設有兩種匯報機制，主要匯報機制是透過法律、遵守規章及公司秘書董事（委員會主席）向董事會匯報，而次要匯報機制則向審核委員會匯報。現時的委員會成員包括法律、遵守規章及公司秘書董事（委員會主席）、法律及公司秘書部門兩名主管、發展部門董事、集團總經理（酒店）、財務總裁、內部審核部門主管、各部門主管及遵守規章主任。委員會每兩個月舉行定期會議，檢討本集團之企業管治及遵守上市規則事宜，並向董事會及審核委員會提交有關建議。

審核委員會

本公司於一九九八年九月二十三日成立審核委員會。委員會須向董事會負責，自成立以來定期舉行會議，檢討本集團之財務申報程序及內部監控，並提供改善建議。現時委員會成員包括獨立非執行董事李民橋先生（委員會主席）、盛智文博士，GBS, JP及傅育寧博士。

於二零零七年第一季度內，審核委員會已審閱本集團採納之會計政策及實務準則及截至二零零六年十二月三十一日止六個月之中期報告書。

薪酬委員會

本公司已於二零零五年六月二十三日成立薪酬委員會並採納其職權範圍。委員會由三名成員組成，以獨立非執行董事佔大多數。委員會主席為執行董事黃永光先生，其餘兩名成員為獨立非執行董事盛智文博士，GBS, JP及李民橋先生。

薪酬委員會須就本公司董事及高級管理層的全體薪酬政策及架構，及就制訂該政策及架構而建立之正規及具透明度的程序，向董事會提交建議。制訂其建議時，委員會將諮詢主席，考慮的因素包括但不限於同類公司支付的薪酬、集團內其他職位的僱用條件及應否按表現釐訂薪酬。

證券交易守則

本公司已採納一套不低於上市規則所載標準守則所訂標準的董事證券交易守則(「本公司守則」)。本公司已向全體董事作出特定查詢，全體董事已確認，彼等已於截至二零零六年十二月三十一日止六個月內，遵守本公司守則規定之標準。

本公司亦已採納一套不低於標準守則所訂標準的僱員買賣公司證券守則，適用於可能擁有與本公司證券有關而未經公佈的股價敏感資料之有關僱員。

企業管治常規守則之遵守

本公司於截至二零零六年十二月三十一日止六個月內，已遵守載於上市規則附錄十四之所有企業管治常規守則條文，惟主席及行政總裁的角色(現時均由董事會主席擔任)並無區分。

董事會認為現行的管理架構一直有助促進本公司之營運及業務發展，而且具備良好企業管理常規之必要監控及制衡機制。董事會的策略及政策之執行，以及每一業務單元之營運，均由獲委派之執行董事所監督及檢測。董事會認為現行安排一直有效地協助其完滿履行職責。此外，佔董事會全體人數三分之一的獨立非執行董事，亦一直貢獻寶貴的獨立觀點及建議，供董事會考慮及決策。董事會將定期檢討管理架構，確保其一直符合目標並與業內常規看齊。

承董事會命
秘書
葉世光

香港，二零零七年三月二十日

Deloitte.
德勤

致信和置業有限公司董事會之獨立中期審閱報告

引言

本核數師受　貴公司委託審閱於第45頁至60頁的中期財務報告。

董事的責任

根據香港聯合交易所有限公司證券上市規則規定，中期財務報告須按照香港會計師公會頒佈的會計實務準則第34條「中期財務報告」及其他有關規定編製。編製中期財務報告是董事的責任，並已由董事審批。

本行的責任是根據本行的審閱，對中期財務報告作出獨立的結論，並按照委聘協議條款將此結論謹向董事會作出報告，而不作其他用途。本行概不就本報告之內容而向任何其他人士負責或承擔任何責任。

審閱工作

本行的審閱工作是按照香港會計師公會頒佈的核數準則第700條「審閱中期財務報告之委聘」進行的。審閱範圍主要包括對集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估所採用的會計政策及列報形式是否一致及貫徹地運用(除非已在中期財務報告內另作披露)。審閱工作並不包括審計程序(如測試內部監控系統和核實資產、負債及交易活動)。由於審閱的工作範圍比審計工作少很多，因此只能提供較審計工作為低的確定程度。所以，本行不會對中期財務報告作出審計意見。

審閱結論

根據本行審閱(並不構成審計工作)的結果，本行並不察覺須對截至二零零六年十二月三十一日止六個月的中期財務報告作出任何重大的修改。

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零七年三月二十日

END